United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Press Release

Filed at CVM and SEC on 02/10/2010
Gerência Geral de Controladoria — GECOL

Contents
A-	Financial Statements		3
1-	Balance Sheet		3
2-	Statement of Income		4
3-	Statement of Changes In Stockholders’ Equity		5
4-	Statement of Cash Flows		6
5-	Statement of Added Value		7
6-	Notes To The Financial Statements for the years ended December 31, 2009 And 2008		8
	6.1-	Operational Context	8
	6.2-	Summary of the Principal Accounting Practices	8
	6.3-	Acquisitions and Divestments	11
	6.4-	Cash and Cash Equivalents	11
	6.5-	Short-Term Investments	11
	6.6-	Accounts Receivable from Customers	12
	6.7-	Related Parties	12
	6.8-	Inventories	15
	6.9-	Taxes to recover or to offset	15
	6.10-	Deferred Income Tax and Social Contribution	15
	6.11-	Investments	17
	6.12-	Intangible	18
	6.13-	Impairment of Assets	18
	6.14-	Property, Plant and Equipment	18
	6.15-	Loans and Financing	19
	6.16-	Contingent Liabilities and Commitments	21
	6.17-	Provision for Asset Retirement Obligations	22
	6.18-	Pension Plan	23
	6.19-	Long-term Incentive Compensation Plan	28
	6.20-	Paid-up Capital	28
	6.21-	Funds linked to Future Mandatory Conversion into Shares	29
	6.22-	ADR Program — American Depositary Receipts	29
	6.23-	Treasury Stock	29
	6.24-	Compensation of Stockholders	30
	6.25-	Financial Results	30
	6.26-	Derivatives Financial Instruments	31
	6.27-	Selling, Administrative, Other Operating Expenses and Results from disposal of Assets	46
	6.28-	Concessions, Sub concessions and Leases	47
	6.29-	Insurance	48
	6.30-	Profit Sharing Plan	48
	6.31-	Information by Segment	49
	6.32-	Social Report (unaudited)	51
	6.33-	Subsequent events	52

7-	REPORT OF THE INDEPENDANT ACOUNTANTS	53
8-	Opinion Of The Fiscal Council On The Annual Report And Financial Statements of Vale S.A. on December 31, 2009	54
9-	Opinion Of The Board Of Directors On The Annual Report And Financial Statements On December 31, 2009	55
10-	ANNEX I — STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED COMPANIES	56
B-	Additional Information	57
11-	Cash Generation (UNAUDITED)	57
12-	Board Of Directors, Fiscal Council, Advisory Committees And Executive Officers	58

A- Financial Statements
(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
1- Balance Sheet

Years ended December, 31	In millions of Reais

		Consolidated		Parent Company
	Notes	2009	2008	2009	2008
Assets
Current assets
Cash and cash equivalents	6.4	13,221	24,639	1,250	6,713
Short term investments	6.5	6,525	5,394	—	—
Accounts receivable from customers	6.6	5,643	7,933	3,360	9,827
Related parties	6.7	144	28	4,360	2,232
Inventories	6.8	5,913	9,686	1,881	2,913
Deferred income tax and social contribution	6.10	1,492	1,305	1,219	1,220
Taxes to recover or offset	6.9	2,685	4,886	1,881	3,312
Derivatives at fair value	6.26	183	—	—	—
Advances for suppliers		872	946	751	813
Others		1,580	1,242	155	186

		38,258	56,059	14,857	27,216

Non-current assets
Related parties	6.7	64	—	1,842	3,398
Loans and financing		286	180	136	128
Prepaid expenses		295	632	—	—
Judicial deposits		2,478	1,794	1,370	1,299
Advances to energy suppliers		889	953	—	—
Deferred income tax and social contribution	6.10	—	—	747	640
Taxes to recover or offset	6.9	1,540	1,067	158	189
Derivatives at fair value	6.26	1,506	85	1,098	5
Others		546	414	358	245

		7,604	5,125	5,709	5,904

Investments	6.11	4,590	2,442	87,711	91,543
Intangibles	6.12	10,127	10,727	7,852	8,386
Property, plant and equipment	6.14	115,160	110,494	43,628	38,711

		129,877	123,663	139,191	138,640

		175,739	184,847	159,757	171,760

Liabilities, and stockholders’ equity
Current liabilities
Payable to suppliers and contractors		3,849	5,248	2,383	2,145
Payroll and related charges		1,556	1,428	1,010	881
Current portion of long-term debt	6.15	5,305	1,583	2,053	711
Short-term debt	6.15	646	1,088	—	—
Related parties	6.7	33	162	7,343	9,578
Taxes, contributions and royalties		256	188	97	56
Provision for income tax		366	1,423	—	—
Pension Plan		243	239	111	86
Ferrovia Norte Sul subconcession		496	934	—	—
Derivatives at fair value	6.26	264	—	—	—
Provision for asset retirement obligations	6.17	157	113	122	44
Dividends and interest on stockholders’ equity	6.24	2,907	4,834	2,907	4,834
Others		1,338	1,399	466	400

		17,416	18,639	16,492	18,735

Non-current liabilities
Pension Plan		3,334	3,563	440	523
Long-term debt	6.15	36,126	42,694	12,072	11,602
Related parties	6.7	103	125	28,111	38,011
Provisions for contingencies	6.16	3,571	2,989	1,667	1,730
Deferred income tax and social contribution	6.10	7,673	7,105	1,320	—
Derivatives at fair value	6.26	40	1,345	—	1,084
Provision for asset retirement obligations	6.17	1,844	1,997	724	848
Debêntures		1,308	886	1,308	886
Others		2,779	3,148	1,886	2,066

		56,778	63,852	47,528	56,750

Minority interest		5,808	6,081	—	—

Stockholders’ equity
Paid-up capital	6.20	47,434	47,434	47,434	47,434
Cost with capital increase		(161)	(161)	(161)	(161)
Resources linked to the future mandatory conversion in shares	6.21	4,587	3,064	4,587	3,064
Equity adjustments		(21)	8	(21)	8
Cumulative translation Adjustments		(2,904)	5,982	(2,904)	5,982
Revenue reserves		46,802	39,948	46,802	39,948

		95,737	96,275	95,737	96,275

		175,739	184,847	159,757	171,760

The notes and annex I are an integral part of the financial statements

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
2- Statement Of Income

Period ended in	In millions of Reais (except as otherwise stated)

		Consolidated					Parent Company
		(Unaudited)			Accumulated		Accumulated
	Notes	4Q/09	3Q/09	3Q/08	2009	2008	2009	2008
Operating revenues
Ore and metals		9,633	11,217	14,193	40,478	59,892	24,979	31,645
Aluminum-related products		1,108	1,027	1,824	4,217	5,843	483	390
Transport services		726	791	914	2,843	3,666	1,267	2,027
Steel products		133	136	304	546	1,348	—	—
Other products and services		448	412	711	1,728	2,017	556	383

		12,048	13,583	17,946	49,812	72,766	27,285	34,445
Added Value taxes		(367)	(374)	(563)	(1,316)	(2,225)	(855)	(1,545)

Net operating revenues		11,681	13,209	17,383	48,496	70,541	26,430	32,900

Cost of products and services
Ores and metals		(4,952)	(4,950)	(5,890)	(19,498)	(23,804)	(11,877)	(14,006)
Aluminum-related products		(1,030)	(1,018)	(1,099)	(4,203)	(3,873)	(559)	(399)
Transport services		(543)	(506)	(568)	(2,040)	(2,215)	(816)	(955)
Steel products		(129)	(123)	(278)	(510)	(1,177)	—	—
Other products and services		(545)	(366)	(276)	(1,469)	(1,087)	(397)	(143)

		(7,199)	(6,963)	(8,111)	(27,720)	(32,156)	(13,649)	(15,503)

Gross profit		4,482	6,246	9,272	20,776	38,385	12,781	17,397

Gross margin		38.4%	47.3%	53.3%	42.8%	54.4%	48.4%	52.9%

Operating expenses
Selling and Administrative	6.27	(704)	(577)	(1,716)	(2,369)	(3,618)	(1,244)	(1,412)
Research and development		(522)	(438)	(718)	(1,964)	(2,071)	(1,314)	(1,233)
Impairment	6.13	—	—	(2,447)	—	(2,447)	—	—
Other operating expenses, net	6.27	(996)	(647)	(1,626)	(3,262)	(2,849)	(927)	(832)

		(2,222)	(1,662)	(6,507)	(7,595)	(10,985)	(3,485)	(3,477)

Operating profit before financial results and equity results		2,260	4,584	2,765	13,181	27,400	9,296	13,920

Equity results	6.11	22	30	(59)	116	104	(3,744)	19,036
Amortization of goodwill	6.12	—	—	(351)	—	(1,429)	—	(1,429)

		22	30	(410)	116	(1,325)	(3,744)	17,607

Financial results, net	6.25	(460)	199	(2,343)	1,952	(3,838)	9,960	(11,706)
Gain (loss) on disposal of assets	6.27	(330)	128	—	93	139	284	—

Income before income tax and social contribution		1,492	4,941	12	15,342	22,376	15,796	19,821
Income tax and social contribution	6.10	1,206	(1,840)	2,465	(4,925)	(665)	(5,547)	1,458

Current		849	(1,397)	2,028	(4,991)	(2,057)	(4,813)	12
Deferred		357	(443)	437	66	1,392	(734)	1,446
Minority interest		(69)	(98)	(36)	(168)	(432)	—	—

Net income for the period		2,629	3,003	2,441	10,249	21,279	10,249	21,279

Number of shares outstanding at the end of the period (in thousands) (a)		5,212,724	5,212,724	5,213,512	5,212,724	5,213,512	5,212,724	5,213,512

Net income per share outstanding at the end of the period (R$)		0.50	0.58	0.47	1.97	4.08	1.97	4.08

(a)	Includes 77,580,256 and 74,997,899 preferred and common shares, respectively, linked to issue of convertible notes, (see note 6.21).
The notes and annex I are an integral part of the financial statements

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
3- STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Periods ended	In millions of Reais

			Profit reserves						Resources linked to mandatory		Cumulative
		Paid-up	Expansion/	Treasury	Unrealized		Fiscal	Transaction	conversion	Equity	translation	Retained
	Notes	capital	Investments	stock	income	Legal	incentives	Cost	in shares	adjustments	Adjustments	earnings	Total
December 31, 2007		28,000	24,284	(790)	61	2,320	91	—	3,064	—	—	—	57,030

Net income for the year		—	—	—	—	—	—	—	—	—	—	21,279	21,279
Treasury stock		—	—	(1,658)	—	—	—	—	—	—	—	—	(1,658)
Cumulative translation Adjustments		—	—	—	—	—	—	—	—	—	5,982	—	5,982
Unrealized gain on available — for — sale securities		—	—	—	—	—	—	—	—	8	—	—	8
Capital increase	6.20	19,434	—	—	—	—	—	(161)	—	—	—	—	19,273
Additional distribution — 2007		—	(580)	—	—	—	—	—	—	—	—		(580)
Appropriation of net income
Interest on stockholders’ equity paid		—	—	—	—	—	—	—	—	—	—	(225)	(225)
Stockholder’s remuneration proposed		—	—	—	—	—	—	—	—	—	—	(4,834)	(4,834)
Apropriation to profit reserves		—	15,179	—	(23)	1,064	—	—	—	—	—	(16,220)	—

December 31, 2008		47,434	38,883	(2,448)	38	3,384	91	(161)	3,064	8	5,982	—	96,275

Net income for the year		—	—	—	—	—	—	—	—	—	—	10,249	10,249
Treasury stock		—	—	(22)	—	—	—	—	—	—	—	—	(22)
Resources linked to mandatory conversion in shares		—	—	—	—	—	—	—	1,523	—	—	—	1,523
Cumulative translation Adjustments		—	—	—	—	—	—	—	—	—	(8,886)	—	(8,886)
Unrealized result of changes in market value		—	—	—	—	—	—	—	—	(29)	—	—	(29)
Additional distribution — 2008		—	(371)	—	—	—	—	—	—	—	—	—	(371)
Appropriation of net income
Interest on stockholders’ equity paid		—	—	—	—	—	—	—	—	—	—	(95)	(95)
Stockholder’s remuneration proposed		—	—	—	—	—	—	—	—	—	—	(2,907)	(2,907)
Apropriation to profit reserves		—	6,653	—	(38)	512	120	—	—	—	—	(7,247)	—

December 31, 2009		47,434	45,165	(2,470)	—	3,896	211	(161)	4,587	(21)	(2,904)	—	95,737

The notes and annex I are an integral part of the financial statements

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
4- Statement of Cash Flows

Period ended	In millions of Reais

	Consolidated					Parent Company
	(Unaudited)			Accumulated		Accumulated
	4Q/09	3Q/09	3Q/08	2009	2008	2009	2008
Cash flows from operating activities:
Net income for the period	2,629	3,003	2,441	10,249	21,279	10,249	21,279
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(22)	(30)	410	(116)	1,325	3,744	(17,607)
Disposal of assets	330	(128)	—	(93)	(139)	(284)	—
Depreciation, amortization and depletion	1,449	1,448	1,322	5,447	5,112	1,931	1,641
Deferred income tax and social contribution	(357)	443	(437)	(66)	(1,392)	734	(1,446)
Inflation and exchange rate variations on assets and liabilities, net	(1,808)	(1,157)	4,050	(6,604)	3,184	(9,980)	11,793
Impairment	—	—	2,447	—	2,447	—	—
Disposal of property, plant and equipment	177	173	28	653	740	343	579
Net unrealized losses (gains) on derivatives	(366)	(611)	1,470	(2,649)	1,832	(2,140)	1,475
Minority interest	69	98	36	168	432	—	—
Dividends/interest on stockholders’ equity received	—	—	25	21	63	734	1,121
Others	4	137	57	(47)	233	(113)	76

	2,105	3,376	11,849	6,963	35,116	5,218	18,911

Decrease (increase) in assets:
Accounts receivable	565	(529)	3,434	2,287	(449)	6,378	(7,448)
Inventories	(186)	1,216	(1,112)	2,766	(2,413)	1,091	(638)
Taxes to recover or offset	(820)	(2,743)	—	(1,151)	—	733	—
Others	81	4	(780)	(559)	(886)	395	(2,344)

	(360)	(2,052)	1,542	3,343	(3,748)	8,597	(10,430)

Increase (decrease) in liabilities:
Suppliers and contractors	1,375	(243)	836	(51)	1,586	238	136
Payroll and related charges	179	192	75	112	125	129	95
Taxes and contributions	(292)	1,139	208	736	380	693	(16)
Others	(320)	239	(480)	435	(1,272)	468	413

	942	1,327	639	1,232	819	1,528	628

Net cash provided by operating activities	2,687	2,651	14,030	11,538	32,187	15,343	9,109

Cash flows from investing activities:
Short term investments	1,585	(2,255)	(4,180)	(1,131)	(5,394)	—	—
Loans and advances receivable	(73)	(337)	20	(1,067)	(4)	(101)	(1,660)
Guarantees and deposits	12	(53)	(166)	(153)	(295)	(142)	(248)
Additions to investments	(2,032)	(601)	(148)	(3,422)	(327)	(9,037)	(7,685)
Additions to property, plant and equipment	(4,895)	(3,364)	(9,024)	(16,108)	(18,716)	(7,481)	(7,259)
Proceeds from disposal of property, plant and equipment/investments	293	305	—	1,200	371	692	—
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	—	(1,452)	—	(4,246)	—	—	—

Net cash used in investing activities	(5,110)	(7,757)	(13,498)	(24,927)	(24,365)	(16,069)	(16,852)

Cash flows from (used in) financing activities:
Short-term debt additions	761	2,127	120	3,940	2,660	1,785	4,393
Short-term debt repayments	(756)	(1,363)	(313)	(3,624)	(2,669)	(5,888)	(5,042)
Long-term debt	2,874	2,069	935	6,286	4,053	5,254	4,242
Issue of convertible notes, in common share’s	—	577	—	577	—	—	—
Issue of convertible notes, in preferred share’s	—	1,281	—	1,281	—	—	—
Repayments:
Related parties	—	—	—	—	—	(129)	—
Financial institutions	(118)	(264)	(181)	(808)	(1,725)	(438)	(1,366)
Dividends and interest on stockholders’ equity paid to stockholders	(2,647)	—	(3,579)	(5,381)	(5,827)	(5,299)	(5,558)
Capital increase	—	—	—	—	19,273	—	19,273
Treasury stock	—	1	(1,658)	(22)	(1,658)	(22)	(1,658)

Net cash provided by (used in) financing activities	114	4,428	(4,676)	2,249	14,107	(4,737)	14,284

Increase (decrease) in cash and cash equivalents	(2,309)	(678)	(4,144)	(11,140)	21,929	(5,463)	6,541
Cash and cash equivalents at beginning of the period	15,560	16,333	28,385	24,639	2,128	6,713	120
Foreign exchange effects on cash and cash equivalents	(30)	(95)	398	(278)	582	—	—
Initial cash in new consolidated subsidiary	—	—	—	—	—	—	52

Cash and cash equivalents, end of the period	13,221	15,560	24,639	13,221	24,639	1,250	6,713

Cash paid during the period for:
Short-term interest	(23)	(28)	(72)	(110)	(138)	(108)	(166)
Long-term interest	(513)	(463)	(744)	(2,277)	(2,321)	(2,370)	(2,784)
Income tax and social contribution	(1,795)	(276)	(977)	(2,698)	(6,383)	(1,535)	(1,707)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(103)	(90)	(307)	(384)	(673)	(11)	(527)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(268)	(316)
The notes and annex I are an integral part of the financial statements

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
5- Statement of Added Value

Period ended	In millions of Reais

	Consolidated		Parent Company
	2009	2008	2009	2008
Generation of added value
Gross revenue
Revenue from products and services	49,812	72,766	27,285	34,445
Revenue from the construction of own assets	13,919	17,706	7,493	7,259
Allowance for doubtful accounts	(23)	(32)	(17)	(27)
Less: Acquisition of products	(1,219)	(2,805)	(363)	(1,565)
Outsourced services	(6,242)	(8,244)	(3,117)	(3,734)
Materials	(20,653)	(23,958)	(11,808)	(11,493)
Fuel oil and gas	(2,777)	(3,761)	(1,128)	(1,477)
Energy	(1,776)	(2,052)	(758)	(648)
Impairment	—	(2,447)	—	—
Other costs	(6,920)	(6,829)	(3,279)	(2,518)

Gross added value	24,121	40,344	14,308	20,242
Depreciation, amortization and depletion	(5,447)	(5,112)	(1,931)	(1,641)

Net added value	18,674	35,232	12,377	18,601
Received from third parties
Financial revenue	866	1,221	437	903
Equity results	116	(1,325)	(3,744)	17,607

Total added value to be distributed	19,656	35,128	9,070	37,111

Personnel	5,086	5,046	2,540	2,240
Taxes, rates and contribution	5,810	5,267	6,336	2,704
Taxes paid recover	(571)	(1,955)	(532)	(1,672)
Remuneration on third party’s capital	3,433	4,157	3,342	3,422
Inflation and exchange rate variation, net	(4,519)	902	(12,865)	9,138
Remuneration on stockholders’ equity Stockholders	3,373	5,640	3,373	5,640
Reinvested	6,876	15,639	6,876	15,639
Minority interest	168	432	—	—

Distribution of added value	19,656	35,128	9,070	37,111

(A free translation from the original in Portuguese, accounting practices adopted in Brazil)
6- Notes To The Financial Statements for the years ended December 31, 2009 And 2008
(In millions of Brazilian Reais, except as otherwise stated)
6.1- Operational Context
Vale S.A, previously named Companhia Vale do Rio Doce (“Vale”, the “Company”) is a Public Limited Liability Company with its headquarters in municipality of Rio de Janeiro, Rio de Janeiro, Brazil, whose main activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in nickel, copper, precious metals, cobalt (sub product), manganese, ferroalloys, kaolin, coal, steel and aluminum-related products.
On December 31, 2009 the principal operational consolidated subsidiaries and jointly controlled companies that we proportionally consolidate are:

		% voting
Company	% ownership	capital	Head office location	Principal activity
Parent Company
Alumina do Norte do Brasil S.A. — Alunorte	57.03	59.02	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras	51.00	51.00	Brazil	Aluminium
CADAM S.A	61.48	100.00	Brazil	Kaolin
CVRD Overseas Ltd.	100.00	100.00	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistic
Mineração Corumbá Reunidas S.A.	100.00	100.00	Brazil	Iron ore
Pará Pigmentos S.A.	86.17	85.57	Brazil	Caulim
PT International Nickel Indonesia Tbk	59.09	59.09	Indonesia	Nickel
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Colômbia Ltd.	100.00	100.00	Colombia	Coal
Vale Inco Limited	100.00	100.00	Canada	Nickel
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Manganèse France	100.00	100.00	France	Ferroalloys
Vale Manganese Norway	100.00	100.00	Norway	Ferroalloys

Subsidiaries and jointly controlled companies
California Steel Industries, Inc.	50.00	50.00	EUA	Steel
Mineração Rio do Norte S.A.	40.00	40.00	Brazil	Bauxite
MRS Logística S.A	41.50	37.86	Brazil	Logistic
Samarco Mineração S.A.	50.00	50.00	Brazil	Iron ore
6.2- Summary of the Principal Accounting Practices
(a) Basis of Presentation
These financial statements were approved by the Board of Directors in February 10, 2010, and there were not events subsequent to the balance sheet date that should be recognized.
The financial statements were prepared under the accounting practices adopted in Brazil, based on the Brazilian Corporate Law (amended by Law 11.638), and the rules and guidelines issued by the Federal Accounting Board “CFC” and Securities and Exchange Commission of Brazil “CVM”. These statements followed uniform principles, methods and criteria in relation to the ones adopted on year ending closing as of and for the year ended December 31, 2008, except for the goodwill amortization.
As required by the pronouncement CPC 13 — First-time adoption of Law 11.638 and Law 11.941, the amount of goodwill on expected future results resulting from the acquisition of other company is no longer amortized as from 2009. On December 31, 2008 the amount recorded was R$ 1,429 (R$ 351 as of 4Q08).
The preparation of the financial statements requires the management to use estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of assets and contingent liabilities on the date of the reported financial statements as well as the amounts of revenues and expenses recognized during the fiscal year. The estimates are used but not limited to the selection of useful lives of property, plant and equipment, contingent liabilities, fair value of assets and liabilities in businesses combinations, provisions for losses on income tax credits, post retirement benefits and other similar evaluations. Actual results may vary from these estimates.
Vale presents as supplemental information to the financial statements the calculation of income before financial income, results of equity investments, income tax and social contribution, depreciation, amortization and depletion — (EBITDA). Although it does not provide a measure of operating cash flow according to accounting practices adopted in Brazil, it is often used by financial analysts in evaluating business, and the Company’s Management uses this indicator to measure operating performance.
Certain figures on the Financial Statements of 2008 have been reclassified in order to better comparability.
(b) Translation of Foreign Exchange Transactions
The monetary rights and obligations denominated in foreign currencies are translated at the prevailing exchange rates at the time the balance sheet date, of which US$ 1,00 equal to R$ 1,7412 on December 31, 2009 (US$ 1,00 equal to R$ 2,3370 on December 31, 2008).
Revenues, costs and expenses denominated in foreign currencies are translated at the average rate of the month when they occur.

(c) Consolidation
The consolidated financial statements reflect the balances of assets and liabilities on December 31, 2009 and 2008 and the operations for years then ended of the Parent Company, its direct and indirect subsidiaries and its jointly controlled companies, the latest based on interest held. For the jointly controlled companies in which Vale has significant influence but not control, investments are accounted for at equity method. Overseas operations are translated into the financial statements reporting currency for in Brazil to account for equity investments, whole and proportional consolidation of the financial statements. The accounting practices of the subsidiaries and jointly controlled companies are adjusted to assure the consistence with the accounting practices adopted by the Parent Company. The operations between the consolidated companies, as well as their balances, unrealized gains and losses on those operations are eliminated.
The participation in hydroelectric projects is made via consortium contracts under undivided interests in the assets and liable for its proportionate share of liabilities, which are based on our proportionate share of power output. The Company does not have joint liability for any obligations. Since there is no legal entity related to the project, there are no separate financial statements, income tax statement, income or stockholder’s equity statements. No separate legal or tax status is granted to consortia under Brazilian law. Accordingly, the company recognizes its proportionate share of costs and its undivided interest in assets relating to hydroelectric projects.
(d) Cash and cash equivalents and short-term investments
The cash flows from short-term investments are reported net (inflows and outflows). Short-term investments which have immediate liquidity and original maturity up to 90 days are considered as “Cash and cash equivalents”. The remaining investments, with maturities over 90 days, are measured at fair value and recorded as “Short-term investments”.
(e) Accounts receivable
Accounts receivable are recorded and stated on the balance sheet at their nominal value plus monetary or exchange variations and reduced by provisions to cover extraordinary loss on realization as applicable.
The allowance for doubtful accounts is set up at an amount considered sufficient by the Management to cover possible loss on the realization of these credits. The estimated value of the allowance for doubtful accounts is modified based on the expectations of the Management with respect to the possibility of recovery of the amounts as well as changes in the financial situation of the customers.
(f) Non-current
Realizable assets and liabilities due more than 12 months after the financial statements date are classified as non-current.
(g) Revenues and expenses
Sales revenues are recognized when title to the products are transferred or when the services are provided. The transport revenues are recognized when the service is provided.
(h) Inventories
Inventories are presented at the lower of average cost of acquisition or production and replacement or completion values. When applicable, a provision for loss for obsolete or slow-moving inventory is constituted to reflect our regular estimative of recovering.
When ore is physically extracted, this is no longer part of the calculation of proven reserves and becomes part of the stockpiled ore inventories and, therefore these are not part of the calculation of depreciation, depletion and amortization per unit of output.
(i) Property, plant and equipment
Property, plant and equipment are recorded at historical cost (of which the assets acquired in Brazil are also increased by inflation restatement up to 1995) including interest incurred during the construction period. Properties are depreciated using the straight-line method, based on the estimated useful lives. Depletion of mineral reserves is based on the ratio between effective production and the total proven and probable reserves.
(j) Programed maintenance policies
Relevant cost for maintenance of industrial areas and ships, including replacement parts, assembly services among others, are registered in assets and depreciated over the period that benefits are continued until the next stop.
(k) Intangibles
Intangibles are recorded at acquisition cost, less accumulated amortization and impairment, when applicable. The intangibles assets that have definite useful life are amortized considering their effective use or a method that reflect the economic benefit of the asset, while the indefinite useful life assets are tested annually for impairment.
(l) Impairment of long-term assets
The Company analyses annually if there are evidences that the carrying value of an asset is not recoverable. In case of such evidence, the Company estimates the asset recoverable value. Irrespective of the indication of recovery of carrying values, goodwill balances resulting from business combinations and intangible assets with indefinite useful lives are tested for recovery at least annually. When the residual value of the asset exceeds its recoverable value, the Company recognizes a reduction on the asset (impairment or deterioration) book value. If the recoverable amount of an individual asset is not able to be determined, analysis is performed for the recoverable value of the cash-generating unit to which the asset belongs.

(m) Research and Development Costs
Mineral research and development costs are recognized as operating expenses until the economic feasibility to commercially exploit a mine is proven. Once proven, the costs are capitalized as mine development costs.
During the start-up phase of a mine, before the start of production, costs of removal of overburden (for example, costs associated with removal of overburden and all other waste materials) are included as part of the depreciable cost of development. Subsequently, these costs are amortized during the life of the mine based on proven and probable reserves. After the beginning of production of the mine, the ore removal expenses are treated as a cost of production.
(n) Leasing
Leases in which a significant part of the benefits and risks of ownership remain with the lessor are classified as operating leases. Payments for operating leases are included in the results over the term of the lease using the linear method.
(o) Asset Retirement Obligation
Costs related to closing a mine, due to the ending of activities are recognized as asset retirement obligations. The obligations consist primarily of costs associated with termination activities. The cost of assets retirement related is capitalized as part of the carrying value of the asset and subsequently depreciated over the useful life of the asset.
(p) Employee Benefits
Payments of benefits such as salary, won vacation or proportional, as well as their payroll taxes levied on these benefits are recognized on a monthly basis through the provision in compliance with the accrual basis.
(q) Pension Fund and Post-Retirement Benefits
The Company adopts the accounting rules due to the Resolution CVM 371/00 for the recognition of liabilities and results sourced from actuarial assessment of its employee’s pension plans and health care of its retired employees. Gains and losses due to actuarial adjustments in assumptions and changes to pension benefits, retirement and actuarial commitments related to health plan are recognized in the results, according to the corridor method.
(r) Profit Sharing
Amounts payable to employees on profits sharing, in the following year is monthly recognized at the accrual basis and are classified as cost of products and services or operational expenses according to the employee department in operational or administrative activities, respectively.
(s) Long-term Incentives
The Company accounts for the incentive cost according to the Long Term Remuneration Plan, following the requirements of Deliberation CVM no. 562/2008. The obligations are measured at each reporting date based on market quotations. The compensation costs are recognized during the three years defined as acquisition period.
(t) Derivatives and hedging operations
Derivatives financial instruments are recognized as assets or liabilities in the financial statements and are measured at fair value. Changes in fair value of derivatives are registered in each period as gains or losses in results or in other comprehensive income, when the transaction is characterized as an effective hedge and if it has been effective during the year.
(u) Deferred Taxes
The recognition of deferred taxes are based on the temporary differences between the accounting value and the tax bases of our assets and liabilities, income tax losses and on the negative base of the social contribution calculation to the extent that is probable their realization against future taxable profits. If the Company generates future loss, or if it is not able to generate future taxable profit, or if there is a significant change in the effective tax rates or in the necessary time for these deferred taxes to be taxable or deductible. Management may evaluate the need to constitute a provision for losses of these deferred assets.
(v) Present Value
Long term assets and liabilities of the Company and its subsidiaries are adjusted to present value when applicable, based on a discount rate that reflects the Company’s best estimate.
(w) Appropriation of results
At year end the Company appropriates its results between dividends and reserves as provided for the Brazilian Corporate Law. With respect to dividends the Company can use the tax benefit through the interest on capital method respecting the criteria and limits set by Brazilian Legislation. The benefit attributed to shareholders in this mode is legally considered as part of the minimum annual dividend and therefore is recorded for accounting purposes as dividends payable with the offset on retained earnings.
The financial statements of the Parent Company reflect the proposal of the Board for the allocation of net income assuming its approval by the Annual General Meeting.

(x) Contingent Liabilities
Contingent liabilities are recognized whenever the loss is considered probable, which would cause an outflow of resources likely to settlement of liabilities and when the amounts involved are measurable with sufficient certainty, taking into consideration the opinion of legal counsel, the nature of actions, the similarity to previous cases, complexity, and the positioning of the courts. The contingent liabilities classified as possible losses are not recognized, and only disclosed in the financial statements, and those classified as remote and do not require provision or disclosure.
Judicial deposits are updated and presented as deduction of the corresponding liability incurred when there is no possibility to recover these deposits, unless there is a favorable outcome of the issue to the entity.
6.3- Acquisitions and Divestments
(a) Mineração Corumbá Reunidas S.A.
In September 2009, Vale acquired from Rio Tinto, the Company Mineração Corumbá Reunidas, holder of the assets related to the ore operations in Corumbá by R$1,473 (including working capital change of the period payment). In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$788 compared to the carrying amount, with no goodwill recognition.
(b) Diamond Coal Ltd.
In March 2009, Vale acquired from Cement Argos the company Diamond Coal Ltd., which owns thermal coal assets in Colombia by R$695. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$475 compared to the carrying amount, with no goodwill recognition.
(c) Green Mineral Resources
In February 2009, Vale acquired the Green Mineral Resources, the owner of mineral rights of Project Regina (Canada) and Project Colorado (Argentina) from Rio Tinto by R$1,995. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$1,745 compared to the carrying amount, with no goodwill recognition.
(d) Other transactions
In September 2009, Vale concluded an agreement with ThyssenKrupp Steel AG to increase of its interest in ThyssenKrupp CSA Siderúrgica do Atlântico Ltda. (CSA) to 26.87%, from the current 10% interest, through a capital increase of R$2,532.
In July 2009, Vale signed an agreement which involves the sale of some its forest assets, totaling 84,7 thousand hectares including preservation areas and eucalyptus forests in southwest of Maranhão, by approximately R$235, obtaining a gain of R$111 (see note 6.27).
In April 2009, Vale sold its remaining interest in Usiminas for R$595 obtaining a gain of R$288.
In March 2009, the Company acquired 50% of Teal Minerals Incorporated, a joint venture with African Rainbow Minerals Limited by R$139. In the acquisition, the assets and liabilities were measured at market value resulting in an increase of R$254 compared to the carrying amount, with no goodwill recognition.
In February 2008, the Company sold its interests of 4.83% in common shares of Jubilee Mines N.L., held by Vale Inco, by R$232 obtaining a gain of R$139 (see note 6.27).
6.4- Cash and Cash Equivalents

	Consolidated		Parent Company
	2009	2008	2009	2008
Cash and bank accounts	1,405	1,814	86	59
Time deposits	11,816	22,825	1,164	6,654

	13,221	24,639	1,250	6,713

All the above mentioned time deposits represent low risk investments. Part of them is denominated in Brazilian Reais indexed to the CDI rate, and part denominated in US dollars comprised of time deposits, with maturity of up to 90 days.
6.5- Short-Term Investments

	Consolidated
	2009	2008

Time deposit	6,525	5,394

Represent low risk investments with redemption between 91 and 360 days.

6.6- Accounts Receivable from Customers

	Consolidated		Parent Company
	2009	2008	2009	2008

Domestic	1,538	1,135	1,211	825
Export	4,327	6,997	2,234	9,071

	5,865	8,132	3,445	9,896

Allowance for doubtful accounts	(222)	(199)	(85)	(69)

	5,643	7,933	3,360	9,827

6.7- Related Parties
In the Company’s normal course of business, Vale enters into transactions with related parties regarding the sale and purchase of products and services, including the leasing of assets, loans under normal market conditions, marketing of raw material and rail transport services.
The balances of related parties operations, and its effects in the quarterly information’s, can be identified as follows:

	Consolidated
	Assets
	2009		2008
	Customers	Related party	Customers	Related party
Companhia Hispano -Brasileira de Pelotização — HISPANOBRÁS	29	—	8	—
Companhia Ítalo -Brasileira de Pelotização — ITABRASCO	1	—	35	7
Companhia Nipo -Brasileira de Pelotização — NIBRASCO	—	—	10	1
Korea Nickel Corporation	19	—	90	—
Samarco Mineração S.A	10	37	1	11
Teal Minerals Incorporated	—	146	—	—
Others	33	25	117	9

Total	92	208	261	28

Registered as :
Current	92	144	261	28
Non -current	—	64	—	—

	92	208	261	28

	Consolidated
	Liabilities
	2009		2008
	Suppliers	Related party	Suppliers	Related party
Baovale Mineração S.A	19	—	23	—
Companhia Coreano-Bras ileira de Pelotização — KOBRASCO	5	2	18	8
Companhia Hispano-Brasileira de Pelotização — HISPANOB RÁS	28	1	15	51
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	5	—	46	27
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	8	10	23	58
Minas da Serra Geral	8	14	8	7
Mineração Rio do Norte S.A.	26	—	53	—
MRS Logistica S.A.	310	109	168	125
Mitsui & CO, LTD	45	—	—	—
Others	55	—	49	11

Total	509	136	403	287

Registered as:
Current	509	33	403	162
Non-current	—	103	—	125

	509	136	403	287

	Parent Company
	Assets
	2009		2008
	Customers	Related party	Customers	Related party
ALUNORTE — Alumina do Norte do Brasil S.A.	33	72	65	127
Baovale Mineração S.A	3	3	3	2
CVRD OVERSEAS Ltd.	545	—	—	30
Ferrovia Centro — Atlântica S.A.	59	68	61	30
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	1	—	2	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	60	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR	6	687	10	678
MRS Logistica S.A.	1	6	1	17
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	20	47
Salobo Metais S.A.	3	234	2	234
Samarco Mineração S.A	21	75	1	378
Vale International S.A.	1,672	4,652	7,857	3,102
Vale Manganês S.A.	36	181	7	597
Others	166	224	1,415	388

Total	2,606	6,202	9,444	5,630

Registered as:
Current	2,606	4,360	9,444	2,232
Non-current	—	1,842	—	3,398

	2,606	6,202	9,444	5,630

	Parent Company
	Liabilities
	2009		2008
	Suppliers	Related party	Suppliers	Related party
ALUNORTE — Alumina do Norte do Brasil S.A.	16	—	13	—
Baovale Mineração S.A	39	—	46	—
Companhia Portuária Baía de Sepetiba — CPBS	30	2	—	80
CVRD OVERSEAS Ltd.	—	491	—	790
Ferrovia Centro — Atlântica S.A.	14	2	13	57
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	9	—	36	12
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	57	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR	30	88	28	22
MRS Logistica S.A.	433	—	224	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	17	21	47	139
Salobo Metais S.A.	16	—	—	—
Vale International S.A.	42	34,808	30	46,117
Vale Manganês S.A.	—	—	—	54
Mitsui & CO, LTD	45	—	—	—
Others	97	42	182	318

Total	845	35,454	619	47,589

Registered as:
Current	845	7,343	619	9,578
Non-current	—	28,111	—	38,011

	845	35,454	619	47,589

	Consolidated
	Income (Unaudited)			Expense / Cost (Unaudited)			Financial (Unaudited)
	4Q/09	3Q/09	3Q/08	4Q/09	3Q/09	3Q/08	4Q/09	3Q/09	3Q/08
Baovale Mineração S.A.	2	—	—	4	5	5	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	—	33	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	49	17	34	49	18	56	(2)	2	(2)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	7	5	5	73	36	(2)	29
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	—	10	9	125	(36)	—	(42)
Log-in S.A.	14	—	—	—	—	21	—	—	—
Mineração Rio do Norte S.A.	—	—	—	48	55	97	—	—	—
MRS Logistica S.A.	4	4	1	138	150	428	26	(26)	—
Samarco Mineração S.A.	42	21	63	—	—	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	—	292	—	—	—	—	—	—
Others	22	2	27	7	5	30	5	1	—

	133	44	424	294	247	835	29	(25)	(15)

	Consolidated
	Income		Expense / Cost		Financial
	2009	2008	2009	2008	2009	2008
Baovale Mineração S.A.	5	—	18	17	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	85	33	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	75	270	68	433	(2)	(3)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	184	17	256	—	34
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	45	44	404	(1)	(37)
Log-in S.A.	28	—	—	—	1	—
Mineração Rio do Norte S.A	—	—	240	276	—	—
MRS Logistica S.A.	13	9	526	936	(30)	—
Samarco Mineração S.A.	92	234	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (*)	—	1,198	—	—	—	—
Others	2	27	11	38	—	6

	215	2,052	957	2,360	(32)	—

	Parent Company
	Income		Expense / Cost		Financial
	2009	2008	2009	2008	2009	2008
ALBRAS — Alumínio Brasileiro S.A.	130	26	—	—	—	—
ALUNORTE — Alumina do Norte do Brasil S.A.	368	384	131	53	(22)	—
Baovale Mineração S.A.	10	—	37	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	175	66	409	—	(1)
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	161	579	130	617	(3)	(9)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	391	35	277	(1)	6
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	162	89	642	63	(54)
Companhia Portuária Baia de Sepetiba — CPBS	—	—	291	282	(7)	(14)
CVRD Overseas Ltd.	2,551	4,262	—	—	131	(53)
Ferrovia Centro — Atlântica S.A.	182	206	9	43	5	(7)
MRS Logistica S.A.	19	38	899	1,312	—	—
Samarco Mineração S.A.	184	467	—	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (*)	—	1,025	—	—	—	—
Vale Energia S.A.	—	—	217	118	—	—
Vale International S.A.	19,002	18,975	—	—	8,370	(11,422)
Vale Manganês S.A.	72	83	—	—	—	(13)
Others	18	92	22	89	26	(10)

	22,697	26,865	1,926	3,842	8,562	(11,577)

(*)	Investment disposed in April 2009.
Additionally, Vale has outstanding balances with Banco Nacional de Desenvolvimento Social and BNDES Participações S.A. in the amounts of R$2,945 and R$1,153 respectively on December 31, 2009, related to loans with charges at market interest rates, maturing up to September, 2029. These operations generated R$183 of interest expenses.
Vale also has short-term investments with Bradesco in the amount of R$185 in December 31, 2009. The effect of these operations on results was R$77.

Remuneration of key management personnel	2009

Short-term benefits to management	41
Other long-term benefits to management	11

Total	52

6.8- Inventories

	Consolidated		Parent Company
	2009	2008	2009	2008
Finished products
. Nickel, co-products and sub products Inco	1,886	3,537	56	33
. Iron ore and pellets	1,324	1,917	999	1,677
. Manganese and ferroalloys	290	518	—	—
. Aluminum products	251	365	1	22
. Kaolin	73	94	—	—
. Coal	89	101	—	—
. Copper	61	60	61	60
. Steel products	25	55	—	—
. Other	13	77	30	39

	4,012	6,724	1,147	1,831

Spare parts and maintenance supplies	1,901	2,962	734	1,082

	5,913	9,686	1,881	2,913

On December 31, 2009, inventory balances include adjustment to net realizable for steel in the amount of R$4,6 (R$150 in 2008). For nickel, there was no such adjustment in 2009 (R$184 in 2008).
6.9- Taxes to recover or to offset

	Consolidated		Parent Company
	2009	2008	2009	2008
Income tax	1,577	3,957	402	2,581
Value-added tax — ICMS	570	733	466	538
PIS and COFINS	1,898	1,057	1,105	328
Others	180	206	66	54

Total	4,225	5,953	2,039	3,501

Current	2,685	4,886	1,881	3,312
Non-current	1,540	1,067	158	189

	4,225	5,953	2,039	3,501

6.10- Deferred Income Tax and Social Contribution
Company’s income is subjected to the normal tax system applicable to Companies in general. Net balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	2009	2008	2009	2008
Tax loss carryforward	1,373	725	799	—

Temporary differences:
. Pension Plan	1,238	430	187	235
. Contingent liabilities	781	687	667	654
. Provision for losses on assets	750	1,167	400	1,047
. Goodwill from propety, plan and equipments acquired	(9,039)	(8,518)	—	—
. Others	36	(291)	(88)	(76)

Total	(6,234)	(6,525)	1,166	1,860

Social contribution	(1,320)	—	(1,320)	—

Total	(6,181)	(5,800)	645	1,860

Current	1,492	1,305	1,219	1,220
Non-current	—	—	747	640

ASSETS	1,492	1,305	1,966	1,860

LIABILITIES	(7,673)	(7,105)	(1,320)	—

Deferred assets and liabilities related to income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.

These temporary differences that will be realized upon the occurrence of the corresponding taxable events are presented as follows:

	Net amount of credits
Years	Consolidated	Parent Company
2010	1,492	1,219
2011	(243)	109
2012	(286)	109
2013	(301)	109
2014	(305)	109
2015	(372)	41
2016	(362)	41
2017	(359)	40
2018	(359)	40
2019	(3,765)	149

	(4,860)	1,966

The Income Tax in Brazil comprises the taxation on income and the social contribution on profit. The composite statutory rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rate varies from 1,67% to 40%.
The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
	4Q/09	3Q/09	3Q/08	2009	2008	2009	2008
Income before income tax and social contribution	1,492	4,941	12	15,342	22,376	15,796	19,821
Results of equity investment e amortização de ágio	(22)	(30)	410	(116)	1,325	3,744	(17,607)
Exchange variation — Not taxable	866	1,458	(5,315)	10,577	(6,992)	—	—

	2,336	6,369	(4,893)	25,803	16,709	19,540	2,214
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(794)	(2,165)	1,664	(8,773)	(5,681)	(6,644)	(753)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	872	—	446	872	1,315	872	1,315
Fiscal incentives	113	62	(25)	368	227	184	—
Results of overseas companies taxed by different rates wich diference than the parent company rate	769	273	(17)	2,126	3,046	—	—
Others	246	(10)	397	482	428	41	896

Income tax and social contribution	1,206	(1,840)	2,465	(4,925)	(665)	(5,547)	1,458

Vale in Brazil has a tax incentive for partial reduction of income tax due for the amount equivalent to the amount assigned by tax law to transactions in the north and northeast, such as rail, railway, manganese, copper, bauxite, alumina, aluminum, kaolin and potash. The incentive is calculated based on the profit tax of the activity (called operating income), takes into consideration the allocation of operating profit for the level of production encouraged during the periods indicated as a benefit for each product, and generally expire in 2018. Part of railroad operations and iron in the north region has been recognized as encouraged by 10 years from 2009. An amount equal to the tax saving must be appropriated in a reserve account of profits in equity, and may not be distributed as dividends to shareholders.
Vale can benefit from allocation of part of the income tax to be reinvested in purchase of equipment on an encouraged operation; subject to be approved by the regulatory agency in the encouraged area, Superintendência de Desenvolvimento da Amazônia “Sudam” and Superintendência de Desenvolvimento do Nordeste “SUDENE”. Once the reinvestment is approved, the tax benefit is also appropriate in a profit reserve, prevented to de distributed as dividends to shareholders.
Vale also has tax incentives related to Goro, in New Caledonia (Goro). These tax incentives include temporary full exemption of income tax during the construction phase of the project and also for a 15-year period beginning in the first year of commercial production, as defined by the applicable law, followed by a 5-year period with 50% of temporary tax incentives. Besides the, Goro Project also qualifies for certain exemptions of indirect taxes such as import tax during the construction phase and during all the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier phase out in case the project achieves a specified cumulative rate of return. Goro is subject to taxation on part of the income commencing in the first year in which commercial production is achieved, as defined by the applicable law. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation. Vale obtained fiscal benefit for projects in Mozambique, Oman and Malaysia, which will have effect when the projects begin their commercial operation.
Vale is subject to examination of income tax by tax authorities for up to five years for Companies in operations in Brazil, ten years for operations in Indonesia, and up to six years for Companies with operations in Canada.
In Brazil, the compensation of tax loss carry-forwards has no expiration date, though its offset is restricted to 30% of annual and quarter taxable income.

6.11- Investments

	Investments		Equity Results
			Quarter (Unaudited)			Accumulated
	2009	2008	4Q/09	3Q/09	3Q/08	2009	2008
Investments carried at market value (a)
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (b)	—	384	—	—	—	17	33
Mirabela Nickel Ltd (b)	—	19	—	—	—	—	—
Skye Resources (e)	—	—	—	—	(83)	—	(83)
Hudbay Minerals Inc. (b)	—	20	—	—	—	—	—
Heron Resources Inc	14	5	—	—	—	—	—
Others	14	33	—	—	—	—	—

	28	461	—	—	(83)	17	(50)
Investments valued by equity method of accounting
Henan Longyu Energy Resources Co. Ltd.	435	411	33	32	35	148	145
Korea Nickel Corp.	22	49	1	—	4	1	7
Log-In — Logistica Intermodal S/A.	218	221	—	—	12	4	37
Shandong Yankuang International Company Ltd (d)	—	58	(7)	(3)	(33)	(35)	(33)
ThyssenKrupp CSA — Cia Siderúrgica do Âtlantico (c)	3,546	1,034	(11)	—	—	(11)	—
Vale Soluções em Energia	172	98	—	—	—	—	—
Zhuhai YPM Pellet e Co.,Ltd.	22	—	6	2	—	3	—
Others	147	110	—	(1)	6	(11)	(2)

	4,562	1,981	22	30	24	99	154

	4,590	2,442	22	30	(59)	116	104

(a)	Investments measured at market value, or similar, with their reflects recorded in Other Comprehensive Income.

(b)	Investiment disposed in 2009.

(c)	Investiment measured at fair value until Sep, 2009.

(d)	Company with negative net equity in 2009.

(e)	The amount registered as equity equivalence refer to a loss of a non-temporary mark-to-market.

		Adjusted	Adjusted net			Results of equity		Dividends
	Partici-	stockholders’	income (loss) for	Investments		investments		received
Parent Company	tion %	equity	the year	2009	2008	2009	2008	2009
Avaliados pelo método de equivalência patrimonial
ALBRAS — Alumínio Brasileiro S.A.	51.00	2,035	154	1,038	992	78	76	6
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	4,557	243	2,599	2,479	139	137	8
Belém — Administrações e Participações LTDA.	100.00	1	(15)	1	232	(15)	22	—
Cadam S. A.	61.48	229	(24)	141	156	(15)	(33)	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	301	45	150	127	23	78	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	286	(47)	146	170	(24)	103	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	312	45	159	136	22	55	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	500	(4)	255	257	(2)	149	46
Companhia Portuária da Baía de Sepetiba — CPBS	100.00	347	155	347	325	155	140	46
Ferrovia Norte Sul S.A.	100.00	1,291	14	1,291	820	14	26	6
Green Mineral Resources Inc (a)	100.00	1,433	(74)	1,433	—	(74)	—	—
LOG-IN — Logística Intermodal S/A	31.33	695	12	218	221	4	37	6
Minas da Serra Geral S.A. — MSG	50.00	102	6	51	49	3	2	—
Mineração Rio do Norte S.A.	40.00	640	46	256	237	19	88	86
Mineração Tacumã Ltda	100.00	(84)	3	(84)	(88)	3	56	—
AFAC Mineração Tacumã Ltda	—	—	—	1,788	1,788	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR (b)	87.94	4,258	(325)	3,744	4,129	(286)	420	—
Mineração Corumbá Reunidas S.A	100.00	1,426	(28)	1,426	—	(28)	—	—
MRS Logística S.A. (b)	10.89	1,958	643	213	200	70	69	54
Salobo Metais S.A.	100.00	917	(60)	917	417	(60)	—	—
AFAC Salobo Metais S.A.	—	—	—	682	415	—	—	—
Samarco Mineração S.A.	50.00	1,804	1,179	902	300	590	553	346
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	26.87	13,200	(42)	3,547	1,034	(11)	—	—
Vale Manganês S.A.	100.00	689	194	689	600	194	657	—
Valesul Alumínio S.A. (b)	56.44	556	(100)	313	370	(56)	12	—
Vale International S.A. (a)	100.00	64,203	(4,236)	64,203	75,583	(4,236)	16,162	—
Vale Colombia Ltd (a)	100.00	678	(26)	678	—	(26)	—	—
Urucum Mineração	100.00	68	8	68	38	8	163	100
Others		—	—	540	172	(233)	64	30
Carried at market value
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS				—	384	—	—	—

				87,711	91,543	(3,744)	19,036	734

(a)	The foreign company equity was translated to the Brazilian currency according to the prevailing exchange rates at balance sheet date.

(b)	This percentage comprises only Vale’s direct ownership.

6.12- Intangible

	Consolidated/ Parent Company
	2009	2008	End amortization
Intangible by segment

Iron ore and pellets
Goodwill of Minerações Brasileiras Reunidas — MBR (Includes goodwill Caemi) (b)	4,060	4,060	Indefinite
Goodwill other companies (a, b)	5	5	Indefinite
Right of use of the actions of the EBM	656	679	May 2037

	4,721	4,744

Nickel
Goodwill of Inco Limited (a, b, d)	2,948	3,471	Indefinite
Other rights Vale Inco	609	667	September 2046

	3,557	4,138

Coal
Goodwill of Vale Australia (a, b)	168	171	Indefinite

Logistic
Subconcessions — Ferrovia Norte Sul — FNS	1,666	1,660	December 2037

Other	15	14

Total consolidated	10,127	10,727

Intangible not recorded at the parent company	(2,275)	(2,341)

Total parent company	7,852	8,386

(a)	Goodwill not recorded in the parent company; and

(b)	Goodwill paid due to the expectation of future profitability.

(*)	Goodwill amortization was ceased in December 2008 (see note 6.2-a)
Changes in intangibles during the fiscal year ended on December 31, 2009 of R$10,727 as of December 31, 2008 to R$10,127 on December 31, 2008, were as follows: decrease of amortization in the amount of R$43, decrease of translation adjustment in the amount of R$582, increase of exchange monetary variation by R$25.
6.13- Impairment of Assets
As described in note 6.2 (l), Vale tests the recoverable value of long-lived assets if there is evidence that their book values are not recoverable, and regardless of the existence of evidence. Vale tests annually the recoverability of intangibles with indefinite useful lives, which are mainly comprised of goodwill based on estimated future results arising from business combination.
No Impairment expense was recognized in 2009 as a result of the annual impairment test of goodwill. In 2008, an impairment loss for the non-recoverability related to the operations of nickel was recognized in the amount of R$2,447.
Management determines its cash flows based on approved budgets. The gross margin projections are based on past performance and expectations of management about the development of the markets. Information about sales prices are consistent with projections used in reports published by the industry, considering the quoted price when available and appropriate. The discount rates used reflect specific risks related to assets to each individual cash-generating unit, depending on their composition and location.
The assets recoverability based on the criterion of discounted cash flow, depends on several estimates which are influenced by current market conditions at the time that recoverability is tested and thus can not determine if further impairment losses will occur in the future, and whether occurs, if would be material.
6.14- Property, Plant and Equipment

		Consolidated				Parent Company
	Average	2009			2008	2009			2008
	depreciation		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	—	506	—	506	425	300	—	300	170
Buildings	1.50%	9,094	(2,407)	6,687	6,885	3,904	(1,010)	2,894	2,439
Installations	4.23%	30,227	(10,304)	19,923	19,371	14,306	(4,491)	9,815	9,495
Equipment	7.73%	14,722	(4,998)	9,724	9,587	5,509	(1,975)	3,534	2,916
Computer Equipment	20.00%	2,287	(1,425)	862	948	1,870	(1,163)	707	721
Railroads	3.73%	13,439	(4,667)	8,772	7,558	11,451	(4,114)	7,337	6,224
Mining Assets	5.09%	27,342	(3,475)	23,867	25,734	1,976	(445)	1,531	1,445
Others	6.57%	15,182	(3,757)	11,425	8,651	3,463	(1,681)	1,782	1,855

		112,799	(31,033)	81,766	79,159	42,779	(14,879)	27,900	25,265
Construction in progress		33,394	—	33,394	31,335	15,728	—	15,728	13,446

Total		146,193	(31,033)	115,160	110,494	58,507	(14,879)	43,628	38,711

(b) By business area:

	Consolidated
	2009			2008
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	41,245	(14,184)	27,061	20,732
Construction in Progress	9,403	—	9,403	9,068

	50,648	(14,184)	36,464	29,800

Non — Ferrous
In operation	47,302	(8,119)	39,183	43,304
Construction in Progress	18,756	—	18,756	18,121

	66,058	(8,119)	57,939	61,425

Logistics
In operation	10,071	(3,376)	6,695	6,170
Construction in Progress	1,369	—	1,369	837

	11,440	(3,376)	8,064	7,007

Holdings
In operation	12,113	(4,192)	7,921	8,065
Construction in Progress	1,843	—	1,843	1,265

	13,956	(4,192)	9,764	9,330

Corporate Center
In operation	2,068	(1,162)	906	888
Construction in Progress	2,023	—	2,023	2,044

	4,091	(1,162)	2,929	2,932

Total	146,193	(31,033)	115,160	110,494

The depreciation in the period allocated to the production cost and the expenses amount R$ 5,447 in 2009 (R$ 5,112 in 2008) in the consolidated and R$ 1,931 in 2009 (R$ 1,647 in 2008) in the Parent Company financial statements.
6.15- Loans and Financing
Current

	Consolidated		Parent Company
	2009	2008	2009	2008
Trade finance	546	958	—	—
Working capital	100	130	—	—

	646	1,088	—	—

Relates to short-term financing for export denominated in US dollars, with average annual interest rate of 2,02% per year.
Non-current

	Consolidated				Parent Company
	Current liabilities		Non-current		Current liabilities		Non-current
	2009	2008	2009	2008	2009	2008	2009	2008
Foreign operations
Loans and financing in:
U.S. dollars	2,846	568	10,683	15,287	276	380	1,095	1,046
Other currencies	51	54	715	390	6	8	6	15
Notes in U.S. dollars	—	—	12,851	15,214	—	—	—	—
Export securitization (*)	261	129	—	348	—	—	—	—
Perpetual notes	—	—	136	194	—	—	—	—
Accrued charges	346	507	—	—	7	24	—	—

	3,504	1,258	24,385	31,433	289	412	1,101	1,061

Local operations
Indexed by TJLP, TR, IGP-M and CDI	145	103	6,233	4,879	108	76	5,976	4,645
Basket of currencies	2	2	5	9	2	3	5	10
Loans in U.S. dollars	—	—	990	386	—	—	990	386
Non-convertible debentures	1,500	—	4,513	5,987	1,500	—	4,000	5,500
Accrued charges	154	220	—	—	154	220	—	—

	1,801	325	11,741	11,261	1,764	299	10,971	10,541

	5,305	1,583	36,126	42,694	2,053	711	12,072	11,602

(*)	Refers to, debt securities collateralized by future receivables arising from certain exports sales. (Securities settled in 2010, see note 6.33)

Long-term portions as of December 31, 2009 mature as follows:

	Consolidated		Parent Company
2011	4,697	13%	392	3%
2012	2,544	7%	433	4%
2013	5,973	17%	4,428	37%
2014	1,861	5%	1,474	12%
2015 onwards	20,402	56%	5,345	44%
No due date (Perpetual notes and non-convertible debentures)	649	2%	—	0%

	36,126	100%	12,072	100%

As of December 31, 2009, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	11,928	2,375
3.1% to 5%	202	—
5.1% to 7%(*)	15,060	1,166
7.1% to 9%(*)	10,276	6,995
9.1% to 11%	1,746	1,514
Over 11% (*)	2,077	2,075
Variable (Perpetual notes)	142	—

	41,431	14,125

(*) Includes non-convertible debentures and other loans denominated in Brazilian Reais which interest is equal to the accumulated variation of CDI and TJLP;(Brazilian interbank certificate of deposit and Long-term interest rate) plus spread. For these operations were contracted derivatives instruments to protect the Company from the exposure of variations of floating debt denominated in Reais. The total contracted amount for these operations is R$ 11,623, where R$ 6,876 has an original interest rate between 7,1% and 9%, and the major balance has original interest rate above 9%. After the derivatives contracts the average cost of these operations is equivalent to 4,47%.
Vale has non-convertible debentures denominated in Reais presented as follows:

	Quantity as of December 31, 2009				Balances in
	Issued	Outstanding	Maturity	Annual Fees	2009	2008
Emissões
1st Series — 7th Public Offering	150,000	150,000	Nov. 20, 2010	101,75% CDI	1,514	1,522
2nd Series — 7th Public Offering	400,000	400,000	Nov. 20, 2010	100% CDI + 0,25%	4,037	4,057
Salobo — Tranche ‘B’	5	5	No due date	6,5 % a.a + IGPDI	513	487

					6,064	6,066

Short-term portion					1,500	—
Long-term portion					4,513	5,987
Accrued chages					51	79

					6,064	6,066

The percentage variations related applied to the debt were as follows:

	2009	2008	2007
TJLP — Long-Term Interest Rate (effective rate)	6.2	6.3	6.4
IGP-M — General Price Index — Market	(1.7)	9.8	7.8
Devaluation of Real against United States Dollar	34.2	(24.2)	20.7
In November 2009, Vale issued US$ 1 billion (corresponding to R$ 1,7 billion) of 30-year Bonds through its wholly-owned subsidiary Vale Overseas. The notes due to November 2039 have a coupon of 6.875% per year, payable semiannually at a price of 98.564% of the face value of the title.
In September, 2009, Vale issued US$ 1 billion (corresponding to R$ 1,8 billion) of 10-year bonus through its wholly-owned subsidiary Vale Overseas. The notes due 2019 will bear a coupon of 5 5/8% per year, payable semiannually, at a price of 99.23% of the principal amount.
On January, 2008 the Company entered into a transaction with Brazilian bank to finance working capital in the amount of R$ 2 billions with final maturity in 2018.
Credit Lines
In November 2009, Vale signed a credit line of US$ 300 (corresponding to R$ 522), through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions, using insurance from Nippon Export and Investment Insurance (NEXI) from Japan, to finance the construction of the hydroelectric plant Karebbe, at Indonesia. Until December 31, 2009 PT International withdrew US$ 150 (corresponding to R$ 261) from this credit line.
In 2008, Vale entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) of R$ 7,300 and with Japanese credit facility agencies granting long-term financials of US$ 5 billion (corresponding to R$ 8,706) of which US$ 3 billion (corresponding to R$ 5,224) with Japan Bank for International Cooperation (JBIC) and US$ 2 billion (corresponding to R$ 3,482) with Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects developed under Vale’s investment program for 2008-2012. Until December 31, 2009 Vale had draw down R$ 1,554 from the credit facility granted by BNDES.

Additionally, Vale has revolving credit lines available under which amounts can be disbursed and paid at the option of the borrower. At December 31, 2009, the total amount available under revolving credit lines was US$ 1,900 (corresponding to R$ 3,308), of which US$ 1,150 (corresponding to R$ 2,002) was granted to Vale International and the balance to Vale Inco. Up to December 31,2009 no amount were draw down by Vale International or by Vale Inco, however letters of credit were issued in the amount of US$115 (corresponding to R$ 200) related to credit line of Vale Inco.
Guarantees
At December 31, 2009 , R$ 1,311 (December 31, 2008 — R$ 1,299) of the outstanding debt was guaranteed, of which R$ 265 (December 31, 2008 — R$ 487) of which guaranteed by receivables from the subsidiary CVRD Overseas Ltd. R$ 59 (December 31, 2008 — R$ 133) guaranteed by Brazilian Federal Government and R$ 987 (December 31, 2008 — R$ 689) guaranteed by other receivables. The remaining balance of R$ 40,120 (December 31, 2008 — R$ 42,978 ) have no guarantees.
Some long-term debt instruments have financial coverage. The main financial coverage relates to certain ratios that must be maintained, such as debt versus EBITDA and interest coverage. Vale is in full compliance with financial coverage required.
6.16 — Contingent Liabilities and Commitments
Vale and its subsidiaries are parties to labor, civil, tax and other suits and have been contesting these matters both administratively and in court, which, when applicable, these are backed by judicial deposits. Provisions for losses are estimated and inflation restated by Management based on the opinion of the Legal Department and its external legal counsels.
In addition to the provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, estimated as possible losses in the amount of R$ 9.242 (R$ 4.009 in the parent Company).
Contingent Liabilities
Provisions for contingencies net of judicial deposits, considered by Management and its legal counsel as sufficient to cover probable losses from, are detailed as follows:

	Consolidated		Parent Company
	2009	2008	2009	2008
I) Tax contingencies	1,933	2,299	404	1,203
(-) Judicial deposits	(495)	(1,082)	(245)	(862)

	1,438	1,217	159	341

II) Civil contingencies	935	687	539	475
(-) Judicial deposits	(41)	(44)	(2)	—

	894	643	537	475

III) Labor contingencies	1,273	1,097	993	905
(-) Judicial deposits	(95)	—	(48)	—

	1,178	1,097	945	905

IV) Environmental contingencies	61	32	26	9

Total accrued liabilities	3,571	2,989	1,667	1,730

	2009	2008	2009	2008
Balance at the beginning of the period	2,989	3,189	1,730	1,979
Provisions, net of reversals	536	(1,234)	192	(747)
Payment	(377)	(30)	(237)	(30)
Monetary update	(10)	568	184	385
Judicial deposits	433	496	(202)	143

Balance at the end of period	3,571	2,989	1,667	1,730

I) Tax Contingencies:
Main tax causes refer substantially to discussions about the calculation basis of the Financial Compensation by Exploration of Mineral Resources (CFEM) and on denials of applications for compensation claims in the settlement of federal taxes. Others refer to collections of Additional Compensation Labor Ports (AITP) and questions about the location for Tax Services (ISS) incidence.
In 2009, accrued values related to discussion of compensation for losses and negative basis of social contribution above 30% were wrote down, due to withdrawal of the action and therefore the extinction process with release of funds deposited in escrow in favor of the Union.
II) Civil Contingencies:
The civil lawsuits are mainly related to claims made against the Company by contractors in connection with losses allegedly incurred by them as a result of several economic plans, accidents and return of land.

III) Labor Contingencies:
Labor and social security contingencies — it refers mainly to claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments, and (c) disputes about the amount of indemnities paid upon dismissal and one-third extra holiday pay.
Other commitments
(a)
In connection with a tax benefit for lease financing arrangement sponsored by the French Government, Vale provided certain guarantees on behalf of Vale Inco New Caledonia (VINC) pursuant to which it was guaranteed payments due from VINC of up to a maximum amount of R$ 174 (US$100 million) (“Maximum Amount”) in connection with an indemnity. The Company also provided an additional guarantee covering the payments due from VINC of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) other amounts payable by VINC under a lease agreement covering certain assets.

During the second quarter two new bank guarantees totaling R$ 108 (€ 43 million) were established by the Company on behalf of VINC in favor of the South Province of New Caledonia in order to guarantee the performance of VINC with respect to certain environmental obligations in relation to the metallurgical plant and the Kwe West residue storage facility.

Sumic Nickel Netherlands B.V., a 21% shareholder of VINC, has a put option to sell to Vale 25%, 50%, or 100% of the shares they own of VINC. The put option can be exercised if the defined cost of the nickel-cobalt development project exceeds the agreed value with the shareholders and an agreement cannot be reached on how to proceed with the project.

Vale provided a guarantee covering certain termination payments due from VINC (Vale Inco New Caledonia) to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the VINC project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is a result of a default by VINC and the date on which an early termination of the ESA were to occur. If VINC defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be R$ 364 (€ 145 million). Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

In February 2009, Vale Inco Newfoundland and Labrador Limited (“VINL”), Vale’s subsidiary, entered into a fourth amendment to the Voisey’s Bay Development agreement with the Government of Newfoundland and Labrador Canada, which permits VINL to ship up to 55,000 metric tones of nickel concentrate from the Voisey’s Bay area mines. As part of the agreement, VINL agreed to provide the Government of Newfoundland and Labrador financial assurance in the form of letters of credit each in the amount of R$ 27 (CAD$ 16 million) for each shipment of nickel concentrate shipped out of the province from January 1, 2009 to August 31, 2009. The maximum amount of this financial assurance is R$ 186 (CAD$ 112 million) based on seventh shipment of nickel concentrate. As at December 31, 2009, all letters of credit had been issued, remaining R$ 102 (CAD$ 61,6 million) opened.

(b)
At the time of our privatization in 1997, Vale issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

Vale has 388,559,056 Debentures were issued at a par value of R$ 0.01 (one cent), whose value will be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

The debentures holders has the right to receive premiums, paid semiannually, corresponding to a percentage of net revenues from specific mine resources as set forth in the indenture.

In April and in September, 2009, the Company paid interest on debentures in the amount of R$ 8 and R$ 7 respectively.
6.17 — Provision for Asset Retirement Obligations

	Consolidated		Parent Company
	2009	2008	2009	2008
Provisions in the beginning of year	2,110	1,763	892	790
Accretion expense	136	294	90	163
Liabilities settled in the current period	(86)	(16)	(74)	(11)
Revisions in estimated cash flows	(48)	(153)	(62)	(50)
Cumulative translation adjustment	(111)	222	—	—

Provisions in the end of year	2,001	2,110	846	892

Current	157	113	122	44
Non-current	1,844	1,997	724	848

	2,001	2,110	846	892

6.18 — Pension Plan
Since 1973, Vale sponsors a supplementary social security plan with characteristics of a defined benefit plan (the “Old Plan”) covering substantially all Brazilian employees, with benefits calculated based on years of service, age, contribution salary and supplementary social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA and was funded by monthly contributions made by the sponsor and employees, calculated based on periodic actuarial appraisals.
In May 2000 was implemented a new supplementary social security plan with characteristics of variable contribution, comprising the earnings of programmed retirements and risk benefits (death pension, physical invalidity, and sickness assistance). At the launch of this “New Plan” (a Benefit Mix Plan — Vale Mais), was offered to the employees the opportunity to migrate to it. Over 98% of our employees opted for the transference. The old plan continues to exist, covering almost exclusively retired participants and their beneficiaries.
Additionally a specific group of former employees has the right of supplementary payments in addition to the regular benefits from VALIA, though Abono Complementação plus a post retirement benefit plan which covers health and dental care and pharmaceutical benefits to this specific group.
Upon the acquisition of Inco, we assumed benefits through defined benefit pension plans that cover essentially all its employees and post retirement benefits other than pensions that also provide certain health care and life insurance benefits for retired employees.
Vale did not register in the Balance Sheet the asset from actuarial valuation on overfunded pension plan, because there is no evidence of realization, according to item 49 of NPC 26. However, in order to provide a better understanding, the granted assets of those plans were disclosed in notes.
The following information details the status of the defined benefit elements of all plans in accordance with Deliberação CVM 371/00, as well as their related costs.
The results of the actuarial valuation are presented as follows:
Pension Plans
(a)	Development of Assets Present Value

	Consolidated
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Fair value of plan assets at beginning of year	5,666	7,084	2,499	5,629	7,127	2,668
Cost of current service	22	86	33	20	110	42
Cost of interest	614	495	176	556	379	127
Benefits paid	(443)	(555)	(129)	(512)	(467)	(97)
Plan amendment	—	—	—	—	29	—
Hypotheses changes	498	28	19	(712)	—	—
Actuarial (gain) loss	17	615	248	685	(1,207)	(684)
Effect of exchange rate changes	—	(922)	(354)	—	383	143

Fair value of plan assets at end of year	6,374	6,831	2,492	5,666	6,354	2,199

	Parent Company
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Fair value of plan assets at beginning of year	5,666	730	300	5,629	732	292
Cost of current service	22	—	3	20	—	3
Cost of interest	614	78	32	556	71	29
Benefits paid	(443)	(73)	(27)	(512)	(67)	(31)
Plan amendment	—	—	—	—	—	—
Hypotheses changes	498	28	19	(712)	(63)	(34)
Actuarial (gain) loss	17	(5)	(3)	685	57	41
Effect of exchange rate changes	—	—	—	—	—	—

Fair value of plan assets at end of year	6,374	758	324	5,666	730	300

(b) Development of Assets Fair Value

	Consolidated
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Fair value of assets at the begining of the year	7,111	5,859	21	7,417	6,405	18
Actual return of assets	1,952	788	2	132	(1,147)	2
Contribution from sponsor	78	308	129	74	399	97
Benefits paid	(443)	(555)	(129)	(512)	(467)	(97)
Effect of exchange rate changes	—	(777)	(4)	—	328	1

Fair value of assets at the end of the year	8,698	5,623	19	7,111	5,518	21

	Parent Company
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Fair value of assets at the begining of the year	7,111	341	—	7,417	259	—
Actual return of assets	1,952	90	—	132	49	—
Contribution from sponsor	78	111	27	74	100	31
Benefits paid	(443)	(73)	(27)	(512)	(67)	(31)
Effect of exchange rate changes	—	—	—	—	—	—

Fair value of assets at the end of the year	8,698	469	—	7,111	341	—

Plans assets on December 31, 2009 include R$ 1,022 (R$ 439 on December 31, 2008) and R$ 120 (R$ 124 in 31 December 2008) relating to portfolio investments in our own shares and debentures, respectively and R$ 111 (R$ 103 on December 31, 2008) of shares from related parties, respectively. They also include R$ 5,678 of securities of the Federal Government (R$ 5,777 on 31 December 2008) and R$ 681 of securities from Canada Government (R$ 811 on December 31, 2008).
(c) Reconciliation of assets and liabilities recognized in the balance sheet

	Consolidated
	2009			2008
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Fair value of plan assets at the end of the year	(6,374)	(6,831)	(2,492)	(5,666)	(6,354)	(2,199)
Fair value of assets at the end of the year	8,698	5,623	19	7,111	5,518	21
Net (gains) and losses not recognized on the balance sheet	(45)	602	(498)	545	231	(410)

Total	2,279	(606)	(2,971)	1,990	(605)	(2,588)

Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	(108)	(135)	—	(26)	(127)
Long-term	2,279	(498)	(2,836)	1,990	(579)	(2,461)

Actuarial assets / (liabilities) recorded in the balance sheet	2,279	(606)	(2,971)	1,990	(605)	(2,588)

	Parent Company
	2009			2008
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Fair value of plan assets at the end of the year	(6,374)	(758)	(324)	(5,666)	(730)	(300)
Fair value of assets at the end of the year	8,698	469	—	7,111	341	—
Net (gains) and losses not recognized on the balance sheet	(45)	22	40	545	49	31

Total	2,279	(267)	(284)	1,990	(340)	(269)

Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	(84)	(27)	—	(62)	(24)
Long-term	2,279	(183)	(257)	1,990	(278)	(245)

Actuarial assets / (liabilities) recorded in the balance sheet	2,279	(267)	(284)	1,990	(340)	(269)

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence to its realization, as established by item 49 of NPC 26.

(d) Costs recognized in the income statement

	Consolidated
	2009			2008
	Overfunded	Underfunded	Other pension	Overfunded	Underfunded	Other pension
	pension plans (*)	pension plans	benefits	pension plans (*)	pension plans	benefits
Current period service cost	22	85	34	20	110	45
Interest on projected benefit obligation	614	494	178	556	450	153
Expected return on assets	(846)	(390)	(4)	(926)	(483)	(9)
Amortization and (gains) and losses, net	—	36	(74)	18	20	—

Total costs, net	(210)	225	134	(332)	97	189

	Parent Company
	2009			2008
	Overfunded	Underfunded	Other pension	Overfunded	Underfunded	Other pension
	pension plans (*)	pension plans	benefits	pension plans (*)	pension plans	benefits
Current period service cost	22	—	4	20	—	3
Interest on projected benefit obligation	614	77	32	556	71	26
Expected return on assets	(846)	(45)	—	(926)	(49)	—
Amortization and (gains) and losses, net	—	—	—	(11)	—	—

Total costs, net	(210)	32	36	(361)	22	29

(*)	The Company did not recognized the actuarial valuation on overfunded pension plan, because there is no evidence of realization, as established by item 49 of NPC 26.
(e) Actuarial and economic hypotheses
All calculations include future projections in relation to certain parameters, for example: salaries, interest, inflation, benefits from social security, mortality, invalidity and others. No actuarial results can be analyzed without previous knowledge of the scenarios hypotheses used in the evaluation.
The actuarial economic hypotheses were formulated considering the long -term for their maturity, and should therefore be analyzed from this point of view. Thus, in short period of time, they cannot be necessarily realized.
The evaluation was based on the following economic hypotheses:

Brasil
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Discount rate	11.08% p.a.	11.08% p.a.	11.08% p.a.	11.28% p.a.	11.28% p.a.	11.28% p.a.
Rate expected return of assets	12.00% p.a.	11.50% p.a.	N/A	12.22% p.a.	13.00% p.a.	N/A
Rate of compensation increase — up to 47 years	7.64% p.a.	7.64% p.a.	N/A	7.12% p.a.	N/A	N/A
Rate of compensation increase — over 47 years	4.50% p.a.	4.50% p.a.	N/A	4.00% p.a.	N/A	N/A
Inflation	4.50% p.a.	4.50% p.a.	4.50% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Health care cost trend rate	N/A	N/A	7.63% p.a.	N/A	N/A	7.12% p.a.

Exterior
	2009			2008
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Discount rate	N/A	6.21% p.a.	6.20% p.a.	N/A	5.58% p.a.	7.32% p.a.
Rate expected return of assets	N/A	7.00% p.a.	6.23% p.a.	N/A	6.99% p.a.	7.35% p.a.
Rate of compensation increase — up to 47 years	N/A	4.11% p.a.	3.58% p.a.	N/A	4.12% p.a.	3.58% p.a.
Rate of compensation increase — over 47 years	N/A	4.11% p.a.	3.58% p.a.	N/A	4.12% p.a.	3.58% p.a.
Inflation	N/A	2.00% p.a.	2.00% p.a.	N/A	2.00% p.a.	2.00% p.a.
Health care cost trend rate	N/A	N/A	6.04% p.a.	N/A	N/A	6.19% p.a.
All assumptions were revised in 2009.
(f) Plan assets
Brazilian Plans
Pension Plans Investment Policy Statements sponsored for Brazilian employees are based on a long term macroeconomic scenario and expected returns presented in the Asset Liability Modeling study prepared by the actuarial consulting. The definition for Investment Policy Statement was established for each obligation, and the following results of this strategic asset allocation study are presented for 2009.
Plans asset allocations comply with pension funds local regulation issued by CMN — Conselho Monetário Nacional (Resolução CMN 3792/09). Allowing investing in six different asset classes, defined as segments by the law, as follows: fixed income, equity, structured investments (alternative investments and infra-structure projects), international investments, real estate and loans to participants.

The Investment Policy Statements are approved by the Board, the Executive Directors and two Investments Committees. The internal and external portfolio managers are allowed to exercise the investment discretion under the limitations imposed by the Board and the Investment Committees.
The pension fund has a risk management process with established policies that intend to identify measure and control all kind of risks faced by our plans, such as: market, liquidity, credit, operational, systemic and legal.
Foreign Plans
The strategy for each of the pension plans sponsored by Vale Inco is based upon a combination of local practices and the specific characteristics of the pension plans in each country, including the structure of the liabilities, the risk versus reward trade-off between different asset classes and the liquidity required to meet benefit payments.
Overfunded pension plans
Brazilian Plans
The Defined Benefit Plan (the “Old Plan”) has the most part of its assets allocated in fixed income, mainly in Brazilian government (like TIPS) and corporate long term inflation linked bonds with the objective to reduce the asset-liability volatility. The target is 55% of the total assets. This LDI (Liability Driven Investments) strategy, when considered together with Loans to Participants segment, aims to hedge plan’s liabilities against inflation risk and volatility. Other segments or asset classes have their targets, as follows: Equity Investments- 28%; Structured Investments — 5%; International Investments — 2%; Real estate — 6% and Loans to Participants — 4%. Structured Investments segment has invested only in Private Equity Funds in an amount of R$ 151 and R$ 156 at the end of December 31, 2009 and 2008, respectively.
The Investment Policy has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This plan has an average nominal return of 21.3% per year, in dollars terms in the last 10 years.
The Vale Mais Plan (the “New Plan”) has obligations with characteristics of defined benefit and defined contribution plans, as mentioned. The most part of its investments is in fixed income. It was also implemented a LDI (Liability Driven Investments) strategy to reduce asset-liability volatility of the defined benefits plan’s component by using inflation linked bonds (like TIPS). The target allocation is 60% in fixed income. Other segments or asset classes have their targets, as follows: Equity — 24%; Structured Investments — 2%; International Investments — 2%; Real estate — 3% and Loans to Participants — 10%. Structured Investments segment has invested only in Private Equity Funds in an amount of R$ 43 and R$ 11 at the end of December 31, 2009 and 2008, respectively.
The Defined Contribution Vale Mais offers three options of asset classes mix that can be chosen by participants. The options are: Fixed Income — 100%; 80% Fixed Income and 20% Equities and 65% Fixed Income and 35% Equities. Equity option is an indexed- fund that has Bovespa Index as a benchmark.
The Investment Policy Statement has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations and targets with the adequate level of risk. This plan has an average nominal return of 20% p.a. in dollars terms in the last 10 years.
Overfunded plans by asset category

	Parent Company
Assets by category	2009	2008
Cash and cash equivalents	2	2
Accounts Receivable	29	—
Equity securities — liquid	2,270	1,078
Equity securities — non-liquid	112	281
Debt securities — Corporate bonds	250	353
Debt securities — Financial Institutions	394	342
Debt securities — Government bonds	3,036	2,592
Investment funds — Fixed Income	3,546	3,180
Investment funds — Equity	1,004	515
Investment funds — Private Equity	169	167
Real estate	433	364
Loans to Participants	491	535

Total	11,736	9,409

Funds not related to risk plans	(3,038)	(2,298)

Fair value of plan assets at end of year	8,698	7,111

Overfunded plans assets in the Parent Company and in Consolidated are equal, therefore were only disclosed in the Parent Company.
The target return for private equity assets in 2010 is 10,20%. The target allocation is 5%, varying between 2% and 10%. Those investments have a longer investment horizon and low liquidity that aim to profit from economic growth, especially in the infra-structure sector of the Brazilian economy. Usually non-liquid assets’ fair value is established considering: the acquisition cost or book value. For some private equity funds we have alternatively the following methodologies: discounted cash flows analysis or analysis based on multiples.
The target return for loans to participants in 2010 is11,90%. The fair value pricing of these assets includes provisions for non-paid loans, according to the local pension fund regulation.

The target return for real estate assets in 2010 is 9,90%. Fair value for these assets is considered book value. The pension fund hires companies specialized in real estate valuation that do not act in the market as brokers. All valuation techniques follow the local regulation.
Underfunded pension plans
Brazilian Obligation
This obligation has an exclusive allocation in fixed income. It was also used a LDI (Liability Driven Investments) strategy for this plan. Most of the resources were invested in long term government and corporate inflation linked bonds with the objective to minimize asset-liability volatility and reduce inflation risk.
The Investment Policy Statement has the objective to achieve the adequate diversification, current income and long term capital growth through the combination of all asset classes described above to fulfill its obligations with the adequate level of risk. This obligation has an average nominal return of 22,8% per year, in dollars terms in the last 8 years.
Foreign plans
For all pension plans except PT Inco, this has resulted in a target asset allocation of 60% in equity investments and 40% in fixed income investments, with all securities being traded in the public markets. Fixed income investments are in domestic bonds for each plan’s market and involve a mixture of government and corporate bonds. Equity investments are primarily global in nature and involve a mixture of large, mid and small capitalization companies with a modest explicit investment in domestic equities for each plan. The Canadian plans also use a currency hedging strategy (each developed currency’s exposure is 50% hedged) due to the large exposure to foreign securities. For PT Inco, the target allocation is 20% equity investment and the remainder in fixed income, with the vast majority of these investments being made within the domestic market.
Underfunded plans by asset category

	Consolidated
Assets by category	2009	2008
Cash and cash equivalents	58	84
Equity securities — liquid	2,345	1,955
Debt securities — Corporate bonds	21	21
Debt securities — Financial Institutions	34	30
Debt securities — Government bonds	776	915
Investment funds — Fixed Income	1,719	1,961
Investment funds — Equity	712	944

Total	5,665	5,910

Funds not related to risk plans	(42)	(51)

Fair value of plan assets at end of year	5,623	5,859

	Consolidated
Assets by category	2009	2008
Debt securities — Corporate bonds	21	21
Debt securities — Financial Institutions	34	30
Debt securities — Government bonds	48	45
Investment funds — Fixed Income	408	296

Total	511	392

Funds not related to risk plans	(42)	(51)

Fair value of plan assets at end of year	469	341

Other underfunded benefits
Foreign Plans
Other underfunded benefits by assets category

	Consolidated
Assets by category	2009	2008
Cash and cash equivalent	19	21

Fair value of plan assets at end of year	19	21

(g) Disbursement of future cash flows
In 2010, Vale expects to disburse with pension plans and other benefits, R$ 522 and R$ 210 for the consolidated and parent company respectively.

(h) Estimated future benefit payment
The following table presents the expected benefit payments, which reflect future services, as follows:

	Consolidated
	Overfunded	Underfunded	Other pension
	pension plans	pension plans	benefits	Total
2010	482	542	143	1,167
2011	509	549	153	1,211
2012	536	550	161	1,247
2013	564	548	168	1,280
2014	592	541	175	1,308
2015 and thereafter	3,404	2,647	878	6,929

	Parent Company
	Overfunded	Underfunded	Other pension
	pension plans	pension plans	benefits	Total
2010	482	86	28	596
2011	509	89	31	629
2012	536	90	34	660
2013	564	90	37	691
2014	592	90	41	723
2015 and thereafter	3,404	441	168	4,013

6.19- Long-term Incentive Compensation Plan
In 2008, with the purpose of introducing a “stockholders vision” to some of the Company’s executives, as well as improving the retention of these executives and reinforcing a sustainable performance culture, the Board of Directors approved a long-term incentive compensation plan, which was implemented with a three-year cycle.
According to the plan terms, the participants may elect to allocate part of their annual bonuses to the plan to purchase Vale’s preferred shares through a previously defined financial institution at market conditions and with no benefit provided by Vale.
The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption must be held for a three-year period and the executive must retain their employment relationship with Vale during that period.
By meeting the two conditions described above (keeping the number of shares purchased and remaining a Vale employee over the three-year period), the participant becomes entitled to receive from Vale, at the end of each cycle, a cash payment equivalent to the total amount of the shares held, based on the their market quotations. As of December 31, 2009, 1,809,117 shares (711,005 shares as of December, 31, 2008) were covered by that benefit.
Additionally, certain executives eligible to the long-term incentive have the opportunity to receive at the end of the three-year cycle an amount equal to the market value of a certain number of shares, based on an evaluation of their career and Vale’s performance factor as measured by the indicator of total return to stockholders.
As of December 31, 2009, the amount accrued to support this plan is R$125 (R$17 as of December 31, 2008), fully recognized in the statement of income.
6.20- Paid-up Capital
Class A preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% on the book net equity value of the share, whichever is greater.
In May, 04 2009, Vale changed the code for negotiation of its ADR’s negotiated in New York Stock Exchange (NYSE) from RIO e RIO P to VALE and VALE P, respectively.
In July and August 2008, Vale issued 256,926,766 common shares and 189,062,948 preferred shares through a global offering, in Brazil and abroad. In the end of the transaction the capital stock increased by R$ 19,434 and additionally the transaction costs of R$ 161 was recorded in rectifying account of the stockholder’s equity.
On December 31, 2009, the Company’s capital is R$47,434, corresponding to 5,365,304,100 shares (3,256,724,482 common and 2,108,579,618 preferred), without par value.

	Number of shares
Stockholders	Commom	%	Preferred	%	Total	%
Valepar S.A.	1,716,435,045	52	20,340,000	1	1,736,775,045	32
Brazilian Government (National Treasury / BNDES/ INSS / FPS)	56,712	—	12	—	56,724	—
American Depositary Receipts — ADRs	723,543,045	22	771,781,814	37	1,495,324,859	28
FMP — FGTS	114,442,258	4	—	—	114,442,258	2
PIBB — BNDES	3,823,246	—	4,570,779	—	8,394,025	—
BNDESPar	218,386,481	7	69,432,771	3	287,819,252	5
Foreign — Institutional investors in Brazilian market	134,549,803	4	344,681,659	16	479,231,462	9
Brazil — Institutional investors	212,945,027	7	429,824,078	20	642,769,105	12
Brazil — Retail investors in Brazilian market	57,544,966	2	390,366,601	19	447,911,567	8
Treasury stock in Brazil	74,997,899	2	77,581,904	4	152,579,803	4

Total	3,256,724,482	100	2,108,579,618	100	5,365,304,100	100

The members of the Board of Directors and the Executive Board together own 157,340 common shares and 1,007,420 preferred shares.
The Board of Directors may, regardless of statutory amendment, decide the emission of new shares (authorized capital), even through the capitalization of profits and reserves up to the limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares, all without par value.
6.21- Funds linked to Future Mandatory Conversion into Shares
Vale issued mandatory convertible notes, according to the table below:

	Date		Value (In thousands of reais)
Headings	Emission	Expiration	Gross	Net of charges	Coupon
Tranches RIO e RIO P.	June/2007	June/2010	3,601	3,064	5,50% a.a.
Tranches VALE — 2012
Tranches VALE P — 2012	July/2009	June/2012	1,858	1,523	6,75% a.a.
The securities have coupons payable quarterly and give the right to receive additional remuneration equivalent to the distribution of money paid to ADS holders. These were classified as equity instruments, mainly due to the fact that neither Vale nor the holders have the option to settle the operation, in whole or part of the transactions with financial resources, and therefore, mandatory conversion into shares and payments thus been recognized, net of finance charges, and specific component of equity.
The mandatory conversion in shares will be settled to the maximum of common and preferred shares, as presented below. All the shares are currently held in treasury (see note 6.23).

	Maximum amount of shares
Headings	Common	Preferred
Tranches RIO e RIO P.	56,582,040	30,295,456
Tranches VALE — 2012
Tranches VALE P — 2012	18,415,859	47,284,800
On April 30, 2009 Vale paid additional interests to the holders of mandatory convertible notes from tranches RIO and RIO-P in the amount of R$ 1,073721 and R$ 1,274361 per note, respectively.
On October 30, 2009, Vale paid additional interests to the holders of mandatory convertible notes from tranches RIO, RIO-P, VALE-2012 and VALE.P-2012 in the amount of R$ 0,857161, R$ 1,017334, R$ 1,236080 and R$ 1,429662, respectively.
6.22- ADR Program — American Depositary Receipts
The Company has a registration with the United States Securities and Exchange Commission (SEC) that permits its preferred shares and common shares to be traded on the New York Stock Exchange (NYSE) as ADR — American Depositary Receipts since June 2000 and March 2002, respectively. Each ADR represent 1 (one) class “A” preferred share or common share, traded with codes “VALEP” and “VALE”, respectively.
For of this registration maintenance the Company also discloses its financial statements according to United States Generally Accounting Principles (USGAAP) whose net income in 2009 was of US$ 5,349 (equivalent to R$ 10,458).
6.23- Treasury Stock
On May 27, 2009, after the acquisition of 18,415,859 common shares and 47,284,800 preferred shares, the Board of Directors approved the closing of program to repurchase shares approved on October 16, 2008.

As of December 31, 2009, 152,579,803 shares were held in the treasury, totaling R$ 2,470 as follows:

Shares
Class	Quantity		Unit acquisition cost			Average quoted market price
	2009	2008	Average	Low	High	2009	2008
Preferred	77,581,904	76,854,304	23.56	21.02	27.96	33.22	37.99
Common	74,997,899	74,937,889	37.07	23.33	31.00	38.23	44.44

	152,579,803	151,792,193

A substantial part of these shares are linked to resources for future capital increase. (See note 6.21)
6.24- Compensation of Stockholders
In October 15, 2009 the Board of Directors approved the payment of the second tranche of the minimum dividend and an additional dividend, totaling R$ 2,565, corresponding to R$ 0,492036226 per common or preferred share in circulation.
In April 30, 2009, Vale paid its stockholders the amount of R$ 2,735 in the form of dividends.
Following, the destination of results for 2009:

Net income for the year	10,249
Legal reserve	(512)
Fiscal incentive investment reserve	(120)
Realization of unrealized income reserve	38

Adjusted net income	9,655

Mandatory dividend amount — 25% (R$0.46 per outstanding share)	2,414

Statutory dividend on preferred shares (3% of net equity, R$0.57 per outstanding share)	1,164

Statutory dividend on preferred shares (6% of paid-up capital, R$0.55 per outstanding share)	1,108

Dividendos propostos:

Dividends/ Interest on stockholders’ equity — Total	3,002
Antecipated dividends in october, 2009	(95)

Dividends/ Interest on stockholders’ equity Proposed payer	2,907

6.25- Financial Results

	Consolidated
	Quarter (Unaudited)
	4Q/09	3Q/09	3Q/08
Financial expenses
Interest	(424)	(402)	(786)
Labor, tax and civil contingencies	(57)	(36)	(51)
Others	(583)	(478)	(156)

	(1,064)	(916)	(993)

Financial income
Short-term investments	87	143	495
Others	39	57	91

	126	200	586

Derivatives	447	635	(1,327)

Monetary and exchange rate variation:
Cash and cash equivalents	(247)	(755)	3,187
Loans	493	2,273	(5,490)
Others	(215)	(1,238)	1,694

Net	31	280	(609)

Financial income (expenses), net	(460)	199	(2,343)

	Accumulated
	Consolidated		Parent Company
	2009	2008	2009	2008
Financial expenses
Interest	(1,859)	(2,996)	(2,253)	(2,885)
Labor, tax and civil contingencies	(160)	(183)	(156)	(173)
Others	(1,414)	(978)	(933)	(364)

	(3,433)	(4,157)	(3,342)	(3,422)

Financial income
Related parties	—	4	41	39
Short-term investments	705	1,023	318	772
Others	161	194	78	92

	866	1,221	437	903

Derivatives	2,939	(1,817)	2,528	(1,475)

Monetary and exchange rate variation:
Cash and cash equivalents	(3,446)	5,045	(33)	3,058
Loans	7,755	(7,295)	523	(260)
Partes Relacionadas	—	3	9,724	(10,094)
Others	(2,729)	3,162	123	(416)

Net	1,580	915	10,337	(7,712)

Financial income (expenses), net	1,952	(3,838)	9,960	(11,706)

6.26- Derivatives Financial Instruments
a) Risk Management Policy
Vale has developed its risk Management strategy in order to provide an integrated approach of the risks the Company is exposed to. To do that, we evaluate not only the impact of market risk factors in the business results (market risk), but also the risk arising from third party obligations with Vale (credit risk) and those risks inherent in Vale’s operational processes (operational risk).
Traditional market risk measures such as VaR (Value at Risk) are not sufficient to evaluate the group exposures once Vale’s main goal is to avoid a possible lack of cash to fulfill its future obligations.
The enterprise wide risk Management approach, that encompasses all kinds of risk, as well as the relations between the several market risk factors (correlations), aims to assess the impact that such events would bring considering the natural hedges presented in the company’s portfolio. Therefore, when assessing the risk associated with Vale’s business, one can observe the positive effect due to the mix of products and currencies in Vale’s portfolio. This diversification implies in a natural reduction of the overall risk of the company. Any risk mitigation strategy, whenever necessary, will be implemented if it contributes significantly for the reduction on the volatility on Vale’s cash flows bringing the risk of the company to an acceptable level.
Vale considers that the effective Management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the company’s credit quality, improving its ability to access different markets and reducing the financing costs. Therefore, the board of directors has established an enterprise-wide risk Management policy and a risk Management committee.
The risk Management policy determines that Vale should evaluate regularly its cash flow risks as well as risk mitigation strategies. As previously stated, whenever considered necessary, these mitigation strategies should be put in place with the objective of reducing the risks regarding the obligations assumed by the Company, both with third parties and its shareholders.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the risk Management committee. The committee is responsible for overseeing and reviewing our risk Management principles and risk Management instruments, besides reporting periodically to the executive board regarding the Management process and risk monitoring, including the main risks Vale is exposed to and their impact on Vale’s cash flow.
The risk Management policy and procedures, that complement the risk Management governance model, require the diversification of operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk Management governance model, Vale has in place a well defined corporate governance structure with well defined roles and responsibilities. The recommendation and execution of derivative transactions are implemented by different and independent areas. It is responsibility of the risk Management department to define and propose to the risk Management committee market risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy. It is responsibility of the finance department the execution of the risk mitigation strategies through the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to Management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in the earnings.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices;

•	Input and other costs.
b) Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of the financial instruments. These instruments were evaluated computing their present values considering market curves that impact the instrument in the valuation date. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. In this model, the derivative fair value is a function of the volatility, spot price of the underlying asset, the strike price, the risk free rate and the time to maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.
In the case of swaps, the long and short legs’ present values are estimated discounting their cash flows using the interest rate of the currency in which they are denominated. The difference between the present values of the long leg and short leg of the swap is the fair value.
The computation method for the swaps linked to TJLP follows the description enclosed in CETIP’s formula book, which includes the TJLP forward curve definition. Therefore, TJLP is computed using the inflation target, published by Banco Central do Brasil, based on IPCA (Extended National Consumer Price Index) plus the Brazilian credit spread, which comprehends an international real interest rate and a Brazilian credit risk component, that is computed using the credit risk for the government bonds, for the medium and long term perspective.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX (Commodities Exchange) or market price providers. When there is no price for a specific date, we use interpolations between the available periods.
c) Value at Risk computation methodology
The Value at Risk of the positions was measured using the historical simulation approach. Different market risk factors that impact the price of the derivatives included in our portfolio were identified and a two year sample of their historical daily returns was gathered.
The current positions of Vale’s derivatives were used to simulate their returns based on sample data and built a non parametric return distribution and consequently the value at risk for the portfolio considering one business day time horizon. The value at risk of the portfolio considers a 95% confidence level.
d) Sensitivity Analysis methodology
In the topic “sensitivity analysis” we present sensitivity analysis tables for all outstanding positions as of December 31, 2009. The scenarios defined for these analyses were:
•	MtM: it is the mark to market value of the instruments on December 31st, 2009;

•
Scenario I: unfavorable change of 25% — Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•
Scenario II: favorable change of 25% — Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•
Scenario III: unfavorable change of 50% — Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•
Scenario IV: favorable change of 50% — Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

e) Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Inco Ltd. The total cash amount as of December 2009 was not relevant.
f) Initial Cost of Contracts
The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated. Even the option contracts were executed trough zero cost structures (zero cost collars).
g) Foreign Exchange and Interest Rate Derivative Positions
The Company’s cash flow is subjected to volatility of several different currencies against the U.S. Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the U.S. Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce the company’s potential cash flow volatility arising from this currency mismatch we use FX derivatives instruments. Our main strategy is to swap Debts linked to BRL into USD so as to attenuate the impact of BRL/USD exchange rate as most of our revenues are denominated in USD.

These swap transactions have settlement dates and values similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in U.S. Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian Real against the U.S. Dollar, the negative (positive) impact on Vale debt service (interest and/or principal payment) measured in U.S. Dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the U.S. dollar / Brazilian Real exchange rate on the payment date.
Vale has also a cash flow exposure to interest rates risks over loans and financings. The U.S. Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the U.S. Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and U.S. Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
As of December 31, 2009, the total amount and interests of Brazilian Real denominated debt converted through swaps into US Dollars was R$11,6 billion (US$6,7 billion), with an average cost in dollars of 4.47% after the swaps transactions were implemented and maturity between November 2010 and December 2027, with semi-annual interest payments1.
On the fourth quarter of 2009, Vale paid in Brazilian Reais an interest amount equivalent to R$320 related to the Real denominated debt that were converted into U.S. Dollars through the use of swap transactions. However, the company has received R$157on the settlement of the swaps, offsetting the U.S. Dollar / Brazilian Real exchange rate variation impact in Vale debt service.
The following tables show as of December 31, 2009, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.
Protection program for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•
CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$5,5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$1 billion.
R$ million

							Realized
	Notional ($ million)				Fair value		Gain/Loss	VaR	Fair value by year*
Flow	31-dez-09	31-dez-08	Index	Average rate	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2012	2015

Swap CDI vs. fixed rate swap
Receivable	R$7,574	R$7,531	CDI	101.19%	8,062	8,463	876
Payable	USD 3,670	USD 3,672	USD	5.59%	(6,959)	(9,338)	(494)

Net					1,103	(875)	382	222	965	128	10

Swap CDI vs. floating rate swap
Receivable	R$792	R$792	CDI	102.07%	830	834	90
Payable	USD 430	USD 430	Libor	2.05%	(739)	(1,057)	(28)

Net					91	(223)	62	27	58	—	33

*	There are no fair value cash flows with maturity on the years of 2011, 2013 and 2014.
Type of contracts: OTC Contracts
Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

[1]	With the exception of a US$975 debt with monthly and quarterly interests and amortization payments.

R$ million

							Realized
	Notional ($ million)				Fair value		Gain/Loss	VaR	Fair value by year*
Flow	31-dez-09	31-dez-08	Index	Average rate	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2013	2014	2019

Swap TJLP vs. fixed rate swap
Receivable	R$2,031	R$518	TJLP	1.34%	1,845	436	110
Payable	USD 1,048	USD 304	USD	3.31%	(1,710)	(580)	(88)

Net					135	(144)	22	65	165	(13)	(17)

Swap TJLP vs. floating rate swap
Receivable	R$658	R$645	TJLP	0.94%	616	503	17
Payable	USD 385	USD 378	Libor	Libor -1,14%	(562)	(572)	(10)

Net					54	(69)	7	33		24	30

*	There are no fair value cash flows with maturity on the years of 2015, 2016, 2017 and 2018.
Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Foreign Exchange cash flow hedge
•
Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million

							Realized		Fair value
	Notional ($ million)				Fair value		Gain/Loss	VaR	by year
Flow	31-dez-09	31-dez-08	Index	Average rate	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2011

Receivable	R$2,675	—	Fixed	7.52%	2,644	—	—
Payable	USD 1,469	—	USD	0.00%	(2,516)	—	—

Net					128	—	—	73	58	70

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Foreign Exchange Protection Program on cash flow
•
NDFs — In order to reduce the cash flow volatility, Vale entered into non-deliverable forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

R$ million

							Realized		Fair value by
	Notional (USD million)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/day)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010

Forward	60	—	S	1.8425	(0.2)	—	—	3	(0.2)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to offset the currency exposure of receivables with the currency exposure of payables.
Protection program for the dividends paid on the 4th Quarter 2009
In order to reduce the cash flow volatility of the disbursement due to the dividend payment in Brazilian Reais, Vale contracted a swap to hedge the market risk which arises from the foreign exchange rate between U.S. dollars and Brazilian Reais. In this swap, Vale paid fixed rates in U.S. Dollars and received payment linked to CDI. This swap was hired on October 14 and, in the settlement, on October 29, Vale paid R$1,4 .
Protection program for the Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of €5,3, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

R$ million

							Realized
	Notional ($ million)				Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-dez-09	31-dez-08	Index	Average rate	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2011

EUR floating rate vs. USD floating rate swap
Receivable	€5	€7	EUR	Euribor + 0,875%	12	24	7
Payable	USD 5	USD 8	USD	Libor + 1,0425%	(9)	(19)	(5)

Net					3	5	2	0.2	1	2

Type of contracts: OTC Contracts
Protected Item: Vale’s Debt linked to EUR.
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
Protection program for the USD floating rate debt
•
USD floating rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale Inco Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$200. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

R$ million

							Realized
	Notional ($ million)				Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-dez-09	31-dez-08	Index	Average rate	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2011

Receivable			USD	3M Libor	260	466	4
Payable	USD 200	USD 200	USD	4.795%	(274)	(498)	(19)

Net					(14)	(32)	(15)	1	(9)	(5)

Type of contracts: OTC Contracts
Protected Item: Vale Inco’s floating rate debt.
The P&L shown in the table above is offset by the protected items’ P&L due to Libor.
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.
R$ million

							Realized
	Notional ($ million)			Average rate	Fair value		Gain/Loss	VaR	Fair value by year
Fluxo	31-dez-09	31-dez-08	Buy/ Sell	(AUD/USD)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2011

Forward	AUD 41	—	B	0.66	15	—	10	1	13	2

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs in Australian Dollar.
The P&L shown in the table above is offset by the protected items’ P&L due to USD/AUD exchange rate. Again, the final objective of this program, according to the currency hedging strategy at Vale, is to achieve a currency offset matching receivables with payables.
h) Commodity Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:
Aluminum Strategic cash flow protection program
In order to protect our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale revenues for these periods.
R$ million

							Realized		Fair value by
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/ton)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010

Put	120,000	—	B	1,940	15	—	—
Call	120,000	—	S	2,073	(62)	—	—

Net					(47)	—	—	15	(47)

Forward	120,000	—	S	1,945	(65)	—	(48)	17	(65)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Aluminum price
The P&L shown for forwards in the table above is offset by the protected items’ P&L due to Aluminum price. Nevertheless, in case of options, which are non-linear instruments, their P&L is partially compensated by the hedged item’s P&L.

Nickel Strategic cash flow protection program
In order to protect our cash flow for 2009 and 2010, Vale entered into hedging transactions where we set fixed prices for part of Vale’s revenues for these periods.
R$ million

							Realized		Fair value by
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/ton)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010
Forward	29,122	—	S	17,884	(36)	—	(147)	69	(36)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Fixed Price Program
In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. This program was discontinued for sales in 2009 due to the decision to protect our cash flow this year.
R$ million

							Realized
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/ton)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2011
Nickel Futures	3,426	10,140	B	14,886	(21)	(117)	(50)	7	(19)	(2)

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Purchase Protection Program
In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.
R$ million

							Realized		Fair value by
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/ton)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010
Nickel Futures	1,446	4,944	S	16,720	(4)	(16)	(83)	3	(4)

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Protection program of Natural Gas Program
In order to minimize the impact of the input price volatility in the company’s costs, natural gas derivative trades were implemented. These transactions are usually implemented through the purchase of future and forward contracts. All the positions matured in the fourth quarter of 2009 and there are no open positions left.

							Realized
	Notional (Giga Joule)			Average Strike	Fair value		Gain/Loss
Flow	31-dez-09	31-dez-08	Buy/ Sell	(CAD/GJ)	31-dez-09	31-dez-08	31-dez-09
Forwards	—	1,773,000	B	N/A	—	(4)	(12)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Natural Gas price.
The P&L shown in the table above is offset by the protected items’ P&L due to Natural Gas price.
Bunker Oil Purchase Protection Program
In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.
R$ million

							Realized		Fair value by
	Notional (mt)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/mt)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010
Forward	452,000	—	B	389	78	—	38	15	78

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Bunker Oil price.
The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.

Maritime Freight Hiring Protection Program
In order to reduce the impact of maritime freight price fluctuation hired to support CIF and CFR sales and consequently reduce the company’s cash flow volatility, freight derivatives (FFA - Forward Freight Agreement) were implemented. These transactions are usually executed through forward purchases.
R$ million

							Realized		Fair value by
	Notional (days)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/day)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010
Forward	6,125	—	B	30,644	50	—	69	28	50

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Freight price.
The P&L shown in the table above is offset by the protected items’ P&L due to Freight price.
i) Embedded Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2009:
Energy purchase
Energy purchase agreement between Albras, Vale’s controlled subsidiary, and Eletronorte. The contract has a clause that defines that a premium can be charged if aluminum prices trades in the range from US$1,450/t until US$2,773/t. This clause is considered as an embedded derivative.
R$ million

							Realized
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/ton)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010	2011
Call	200,228	200,228	B	2,773	45	3	—
Call	200,228	200,228	S	1,450	(299)	(116)	—

Total					(254)	(113)	—	18	(130)	(124)

Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements of Vale Inco Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.
R$ million

							Realized		Fair value by
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-dez-09	31-dez-08	Buy/ Sell	(USD/ton)	31-dez-09	31-dez-08	31-dez-09	31-dez-09	2010
For Customer Raw Material Contracts
Nickel Forwards	440			17,523	0.3		(9)		0.3
Copper Forwards	3,463	6,213	S	6,696	(1.7)	9	(7)		(1.7)

Total					(1.4)	9	(16)	2	(1.4)

For Nickel Concentrate Customer Sales

Forward	—	3,966	N/A	N/A	—	42	27	—	—

j) Derivative Positions from jointly controlled companies
Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.
Protection program
In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.
In millions of R$

	Notional			Fair value	VaR
Flow	31-dez-09	Index	Average rate	31-dez-09	31-dez-09
Swap CDI vs. fixed rate
Receivable	USD 114	USD	3.97%	210	—
Payable	R$245	CDI	100.22%	(272)	—

Net				(62)	6.3

Type of contracts: OTC Contracts
Protected Item: Debts indexed to USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate.

Hedging program
Swap transactions to fix the rate of part of a USD denominated obligation linked to Libor USD were contracted. In this swap, floating rates (Libor USD) in US Dollars are received and payments linked to a fixed rate also in US Dollars are made.
In millions of R$

	Notional			Fair value	VaR
Flow	31-dez-09	Index	Average rate	31-dez-09	31-dez-09
Swap USD floating rate vs. fixed rate
Receivable	USD 20	Libor	Libor + 0,65%	30.0	—
Payable		Fixed	3.98%	(30.9)	—

Net				(0.9)	0.1

Type of contracts: OTC Contracts
Hedged Item: Debts indexed to Libor USD
The P&L shown in the table above is offset by the hedged items’ P&L due to fluctuations in the Libor USD rate.

k) Sensitivity Analysis on Derivatives
Amounts in R$

Program	Instrument	Risk	MtM	Scenario I	Scenario II	Scenario III	Scenario IV
		USD/BRL fluctuation	1,103	(1,706)	1,706	(3,413)	3,413
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD interest rate inside Brazil variation	1,103	(69)	66	(141)	130
	CDI vs. USD floating rate swap	USD/BRL fluctuation	91	(185)	185	(369)	369
		USD interest rate inside Brazil variation	91	(24)	22	(49)	43
	Protected Items - Debt indexed to CDI	USD/BRL fluctuation	n.a.	—	—	—	—
		USD/BRL fluctuation	135	(427)	427	(855)	855
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD interest rate inside Brazil variation	135	(59)	56	(123)	108
		Brazilian interest rate fluctuation	135	(134)	155	(250)	335
		USD/BRL fluctuation	54	(140)	140	(281)	281
	TJLP vs. USD floating rate swap	USD interest rate inside Brazil variation	54	(42)	38	(89)	73
		Brazilian interest rate fluctuation	54	(74)	91	(136)	204
	Protected Items - Debts indexed to TJLP	USD/BRL fluctuation	n.a.	—	—	—	—
Protection Program for the Euro denominated floating rate debt	EUR floating rate vs. USD floating rate swap	EUR/USD fluctuation	3	(3)	3	(6)	6
		Euribor variation	3	(0)	0	(0)	0
		USD Libor variation	3	(0)	0	(0)	0
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	3	(3)	6	(6)
Protection Program for the USD floating rate debt	USD floating rate vs. USD fixed rate	USD/BRL fluctuation	(14)	(4)	4	(7)	7
	swap	USD Libor variation	(14)	(1)	1	(2)	2
	Protected Items - Vale Inco’s Floating
	rate debt	USD Libor variation	n.a.	1	(1)	2	(2)
Bunker Oil Purchase Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	78	(96)	96	(191)	191
	Protected Item: part of Vale’s costs
	linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	96	(96)	191	(191)
Maritime freight hiring protection program	Forward freight agreement	Freight price fluctuation	50	(94)	94	(188)	188
	Protected Item: part of Vale’s costs
	linked to Freight price	Freight price fluctuation	n.a.	94	(94)	188	(188)
Aluminum strategic cash flow protection program	Sale of aluminum forward contracts	Aluminum price fluctuation	(65)	(117)	117	(235)	235
	Aluminum options collars	Aluminum price fluctuation	(47)	(111)	103	(227)	216
	Protected Items - Part of Vale’s
	revenues linked to Aluminum price	Aluminum price fluctuation	n.a.	235	(235)	470	(470)
Foreign Exchange Protection Program on Coal Fixed Price Sales	Australian dollar forwards	USD/AUD fluctuation	15	(10)	10	(21)	21
	Protected Item: Part of Vale’s costs in Australian Dollar	USD/AUD fluctuation	n.a.	10	(10)	21	(21)
		USD/BRL fluctuation	128	(655)	655	(1,310)	1,310
Foreign Exchange cash flow	BRL fixed rate vs. USD	USD interest rate inside Brazil variation	128	(10)	10	(21)	21
hedge		Brazilian interest rate fluctuation	128	(57)	60	(111)	122
	Hedged Items - Part of Revenues	USD/BRL fluctuation	n.a.	655	(655)	1,310	(1,310)
	denominated in USD
Foreign Exchange Protection		USD/BRL fluctuation	(0.2)	(26)	26	(52)	52
	Non-deliverable forward
Program on cash flow		USD Libor variation	(0.2)	(0.1)	0.1	(0.2)	0.2
	Protected Items - Part of Revenues	USD/BRL fluctuation	n.a.	26	(26)	52	(52)
	denominated in USD
Nickel strategic cash flow protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	(36)	(394)	394	(788)	788
	Protected Item: Part of Vale’s revenues linked to Nickel price
		Nickel price fluctuation	n.a.	394	(394)	788	(788)
Nickel purchase fixed price	Purchase of nickel future/forward program
	contracts	Nickel price fluctuation	(21)	(28)	28	(55)	55
	Protected Item: Part of Vale’s revenues	Nickel price fluctuation	n.a.	28	(28)	55	(55)
	linked to fixed price sales of Nickel
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	(4)	(12)	12	(23)	23
	Protected Item: Part of Vale’s revenues
	linked to Nickel price	Nickel price fluctuation	n.a.	12	(12)	23	(23)
Embedded derivatives — Raw material purchase	Embedded derivatives - Raw material	Nickel price fluctuation	0.3	(0.2)	0.1	(0.4)	0.2
	purchase
Embedded derivatives — Raw material purchase	Embedded derivatives - Raw material	Copper price fluctuation	(2)	(25)	20	(56)	34
	purchase
Embedded derivatives — Energy purchase	Embedded derivatives - Energy	Aluminum price fluctuation	(254)	(105)	140	(154)	233
	purchase - Aluminum Options
l) Sensitivity Analysis on Derivatives from jointly controlled companies
Amounts in R$ million

Program	Instrument	Risk	MtM	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(62)	(53)	53	(105)	105
		USD interest rate inside Brazil variation	(62)	(0)	0	(0)	0
	Protected Item - Debt indexed to USD	USD/BRL fluctuation	n.a.	53	(53)	105	(105)
Hedging program	USD floating rate vs. USD fixed rate	USD/BRL fluctuation	(0.9)	(0.2)	0.2	(0.5)	0.5
	swap	USD Libor variation	(0.9)	(0.2)	0.2	(0.3)	0.3
	Hedged Item - Debt indexed to Libor	USD Libor variation	n.a.	0.2	(0.2)	0.3	(0.3)

m) Sensitivity Analysis on Debt and Cash Investments
The Company’s funding and cash investments programs linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.
Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(6,763.4)	6,763.4	(13,526.7)	13,526.7
Funding	Debt denominated in EUR	EUR/USD fluctuation	(3.0)	3.0	(6.0)	6.0
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(3,005.9)	3,005.9	(6,011.7)	6,011.7
n) Credit risk on financial trades and financial institutions ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the financial institutions that we had outstanding trades as of December 31, 2009.

Parent Company	Vale’s Counterparty	Moody’s*	S&P*

JP Morgan Chase & Co**	JP Morgan Chase Bank	Aa3	A+
Banco Santander SA**	Banco Santander Banespa SA	Aa2	AA
Banco Santander SA	Banco Santander SA	Aa2	AA
Banco Santander SA	Banco Santander Brasil SA	Baa3	BBB-
BNP Paribas**	BNP Paribas Securities Corp	Aa1	AA
BNP Paribas	BNP Paribas	Aa1	AA
The Goldman Sachs Group Inc**	J Aron & Co	A1	A
Itau Unibanco Holding SA	Banco Itau BBA SA	A1	BBB
Societe Generale**	Banco Societe Generale do Brasil SA	Aa2	A+
Societe Generale	Societe Generale	Aa2	A+
Credit Agricole SA	Calyon (London)	Aa3	AA-
Banco Votorantim SA	Banco Votorantim SA	A3	BB+
Itau Unibanco Holding SA	União de Bancos Brasileiros SA	A1	BBB
Banco do Brasil SA	Banco do Brasil SA	A2	BBB-
Citigroup Inc**	Citibank NA (Brazil)	A3	A
Deutsche Bank AG**	Deutsche Bank AG (London)	Aa1	A+
HSBC Holdings plc	HSBC Bank Brasil SA — Banco Multiplo	A1	BBB-
Barclays PLC	Barclays Bank PLC	Aa3	AA-
Banco Santander SA**	Banco ABN AMRO Real SA	Aa2	AA
Standard Bank PLC**	Standard Bank Limited (London)	Baa2	—
Banco Bradesco SA	Banco Bradesco SA	A1	BBB
BNP Paribas**	BNP Paribas Energy & Commodities	Aa1	AA
Prudential Financial Inc**	Prudential Bache Commodities Ltd (London)	Baa2	A
Natixis**	Natixis Metals Limited	Aa3	A+
Mitsui Co Ltd**	Mitsui Bussan Commodities Ltd	A2	A+

*	For brazilian Banks we used local long term deposit rating

**	Parent company’s rating
o) Market Curves
To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1. Commodities

Aluminum
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	2,197	NOV10	2,300	OCT11	2,376
JAN10	2,204	DEC10	2,307	NOV11	2,383
FEB10	2,215	JAN11	2,314	DEC11	2,389
MAR10	2,226	FEB11	2,321
APR10	2,237	MAR11	2,328
MAY10	2,248	APR11	2,335
JUN10	2,257	MAY11	2,342
JUL10	2,268	JUN11	2,349
AUG10	2,276	JUL11	2,356
SEP10	2,285	AUG11	2,363
OCT10	2,293	SEP11	2,370

Nickel
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	18,452	SEP10	18,633	JUN11	18,675
JAN10	18,467	OCT10	18,647	JUL11	18,675
FEB10	18,493	NOV10	18,661	AUG11	18,675
MAR10	18,517	DEC10	18,675	SEP11	18,675
APR10	18,543	JAN11	18,675	OCT11	18,675
MAY10	18,564	FEB11	18,675	NOV11	18,663
JUN10	18,585	MAR11	18,675
JUL10	18,606	APR11	18,675
AUG10	18,621	MAY11	18,675

Copper
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	7,296	NOV10	6,675	DEC10	6,982
OCT10	6,288

Bunker Oil
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	487	JUN10	486	DEC10	493
JAN10	487	JUL10	489	JAN11	500
FEB10	486	AUG10	489	FEB11	500
MAR10	486	SEP10	489	MAR11	500
APR10	486	OCT10	493	APR11	505
MAY10	486	NOV10	493	MAY11	505

Aluminum — Volatility
Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)
VOLSPOT	34.7	VOL9M	33.1	VOL4Y	27.4
VOL1M	35.1	VOL1Y	32.1	VOL5Y	26.4
VOL3M	35.2	VOL2Y	29.8	VOL7Y	26.4
VOL6M	34.3	VOL3Y	28.4	VOL10Y	26.4

FFA — Forward Freight Agreement
Maturity	Price (USD/day)	Maturity	Price (USD/day)	Maturity	Price (USD/day)
SPOT	37,191	JUL10	32,688	FEB11	27,109
JAN10	44,250	AUG10	32,688	MAR11	27,109
FEB10	43,057	SEP10	32,688	APR11	27,109
MAR10	43,213	OCT10	30,894	MAY11	27,109
APR10	38,500	NOV10	30,894	JUN11	27,109
MAY10	38,500	DEC10	30,894	JUL11	27,109
JUN10	38,500	JAN11	27,109	AUG11	27,109

2. Rates
USD-Brazil Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/12/2009	0.80	02/04/2012	3.04	01/10/2014	4.43
01/03/2010	0.80	02/07/2012	3.21	02/01/2015	4.65
01/04/2010	0.88	01/10/2012	3.31	01/04/2015	4.67
01/07/2010	1.15	02/01/2013	3.47	04/01/2016	4.77
01/10/2010	1.52	01/04/2013	3.67	02/01/2017	4.99
03/01/2011	1.93	01/07/2013	3.84	02/01/2018	5.17
01/04/2011	2.18	01/10/2013	4.00	02/01/2019	5.30
01/07/2011	2.48	02/01/2014	4.15	02/01/2020	5.30
03/10/2011	2.70	01/04/2014	4.30	04/01/2021	5.51
02/01/2012	2.88	01/07/2014	4.38	03/01/2022	5.69
US Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1D	0.16	USD9M	0.49	USD5A	2.72
USD1M	0.33	USD1A	0.63	USD7A	3.21
USD2M	0.40	USD2A	1.30	USD10A	3.61
USD3M	0.42	USD3A	1.91
USD6M	0.39	USD4A	2.37
TJLP

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/12/2009	6.00	01/10/2011	7.07	01/10/2013	7.28
01/01/2010	6.00	01/01/2012	7.15	01/01/2014	7.25
01/04/2010	6.44	01/04/2012	7.20	01/04/2014	7.22
01/07/2010	6.57	01/07/2012	7.24	01/07/2014	7.22
01/10/2010	6.68	01/10/2012	7.27	01/10/2014	7.25
01/01/2011	6.79	01/01/2013	7.29	01/01/2015	7.32
01/04/2011	6.88	01/04/2013	7.30
01/07/2011	6.97	01/07/2013	7.29
BRL Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/12/2009	8.55	01/07/2011	11.38	01/07/2013	12.60
04/01/2010	8.55	03/10/2011	11.71	01/10/2013	12.63
01/02/2010	9.06	02/01/2012	11.88	02/01/2014	12.66
01/04/2010	8.89	02/04/2012	12.07	01/04/2014	12.68
01/07/2010	9.30	02/07/2012	12.31	01/10/2014	12.78
01/10/2010	9.92	01/10/2012	12.39	02/01/2015	12.80
03/01/2011	10.54	02/01/2013	12.45	02/01/2017	13.11
01/04/2011	11.01	01/04/2013	12.53
3. Currencies
EURO

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1.43	EUR9M	1.43	EUR4Y	1.45
EUR1M	1.43	EUR1Y	1.43	EUR5Y	1.47
EUR3M	1.43	EUR2Y	1.43	EUR7Y	1.50
EUR6M	1.43	EUR3Y	1.44	EUR10Y	1.53
AUD

Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	1.12	AUD9M	1.15	AUD4Y	1.29
AUD1M	1.12	AUD1Y	1.17	AUD5Y	1.33
AUD3M	1.13	AUD2Y	1.21	AUD7Y	1.38
AUD6M	1.14	AUD3Y	1.25	AUD10Y	1.45
Currencies — Ending rates as of December 31, 2009

USD/CAD	1.0502	USD/BRL	1.7412	EUR/USD	1.4400

	Consolidated						Parent Company
	Assets			Liabilities			Assets		Liabilities
	2009		2008	2009		2008	2009	Assets	2008
	Short-term	Long-term	Long-term	Short-term	Long-term	Long-term	Long-term	Long-term	Long-term
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	—	1,383	—	—	—	(1,309)	1,058	—	(1,084)
EURO floating rate vs. USD floating rate swap	—	3	5	—	—	—	3	5	—
Swap CDI vs. fixed rate	—	—	—	(39)	—	—	—	—	—
Swap CDI vs. fixed rate	—	—	—	—	(23)	—	—	—	—
Swap USD floating rate vs. fixed rate	—	—	—	(1)	—	—	—	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	(12)	—	(32)	—	—	—
USD floating rate vs. fixed USD rate swap	—	—	—	—	(2)	—	—	—	—
AUD forward purchase	—	15	—	—	—	—	—	—	—

	—	1,401	5	(52)	(25)	(1,341)	1,061	5	(1,084)

Commodities price risk
Nickel
Fixed price program	22	—	79	(5)	—	—	—	—	—
Fixed price program	—	3	—	—	(15)	—	—	—	—
Strategic program (2)	—	—	—	(55)	—	—	—	—	—
Maritime freight	50	—	—	—	—	—	—	—	—
Natural Gas	—	—	—	—	—	(4)	—	—	—
Aluminum (3)	—	—	—	(28)	—	—	—	—	—
Bunker Oil (1)	85	—	—	—	—	—	—	—	—
Copper	—	—	—	—	—	—	—	—	—

	157	3	79	(88)	(15)	(4)	—	—	—

Derivatives designated as hedge
Foreign exchange cash flow hedge	26	102	—	—	—	—	37	—	—

Aluminum (3)	—	—	—	(124)	—	—	—	—	—

						—		—	—

	26	102	—	(124)	—	—	37	—	—

Total	183	1,506	84	(264)	(40)	(1,345)	1,098	5	(1,084)

(1)	Comprise financial settlements as of Dec. 31, 2009 in the amount of R$ 7.

(2)	Comprise financial settlements as of Dec. 31, 2009 in the amount of R$ (16).

(3)	Comprise financial settlements as of Dec. 31, 2009 in the amount of R$ (39).

The effects of derivatives on income statement

	Gain (Loss) Recognized on Results
	Consolidated					Parent Company
	Acumulated					Acumulated
	4Q/09	3Q/09	4Q/08	2009	2008	2009	2008
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	342	826	(1,516)	3,164	(1,745)	2,512	(1,503)
USD floating rate vs. USD fixed rate swap	(1)	(3)	(23)	(5)	(28)	—	—
EURO floating rate vs. USD floating rate swap	—	—	1	(1)	1	(1)	1
AUD forward purchase	1	5	—	25	—	—	—
USD floating rate vs. CDI	(65)	—	—	(65)	—	—	—
	—	—	—	—	—	—	—
Commodities price risk	—	—	—	—	—	—	—
Nickel	—	—	—	—	—	—	—
Fixed price program	(1)	3	(78)	5	(172)	—	—
Strategic program	(11)	(92)	—	(187)	—	—	—
Copper	—	—	138	(1)	56	—	34
Platinum	—	—	3	—	(2)	—	—
Gold	—	—	(1)	—	(9)	—	(7)
Natural gas	—	(1)	(3)	(9)	6	—	—
Maritime Freight Hiring Protection Program	134	(83)	—	119	—	17	—
Bunker Oil Hedge	72	20	—	116	—	—	—
Aluminum	—	—	99	—	(40)	—	—
	—	—	—	—	—	—	—
Embedded derivatives	—	—	—	—	—	—	—
For nickel concentrate costumer sales	—	(22)	13	(149)	72	—	—
Customer raw material contracts	7	(18)	(6)	(42)	12	—	—
Energy — Aluminum options	—	—	47	—	32	—	—
	—	—	—	—	—	—	—
Derivatives designated as hedge	—	—	—	—	—	—	—
Aluminum hedge	(31)	—	—	(31)	—	—	—

	447	635	(1,326)	2,939	(1,817)	2,528	(1,475)

	Financial Settlement
	Consolidated					Parent Company
	Acumulated					Acumulated
	4Q/09	3Q/09	4Q/08	2009	2008	2009	2008
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. USD fixed and floating rate swaps	153	57	(121)	469	(687)	369	639
USD floating rate vs. USD fixed rate swap	(4)	(4)	1	(15)	5	—	—
EURO floating rate vs. USD floating rate swap	1	—	(1)	2	(1)	2	2
AUD floating rate vs. fixed USD rate swap	5	2	—	10	—	—	—
USD floating rate vs. CDI	(3)	—	—	(3)	—	—	—
	—	—	—	—	—	—	—
Commodities price risk	—	—	—	—	—	—	—
Nickel	—	—	—	—	—	—	—
Fixed price program	(31)	(19)	91	(122)	112	—	—
Strategic program	(64)	(66)	—	(130)	—	—	—
Copper	—	—	(62)	—	277	—	32
Platinum	—	—	3	—	45	—	—
Gold	—	—	20	—	74	—	(52)
Natural gas	(1)	(3)	2	(12)	1	—	—
Maritime Freight Hiring Protection Program	13	47	—	69	—	17	—
Bunker Oil Hedge	19	10	—	31	—	—	—
Aluminum	—	—	(59)	—	181	—	—
	—	—	—	—	—	—	—
Embedded derivatives	—	—	—	—	—	—	—
Customer raw material contracts	—	—	(16)	—	(21)	—	—
	—	—	—	—	—	—	—
Derivatives designated as hedge	—	—	—	—	—	—	—
Aluminum hedge	(8)	—	—	(8)	—	—	—

	80	24	(142)	291	(14)	388	621

The assets and (liabilities) balances as well as changes in fair value of derivatives are presented as follows:

	Consolidated
	Trimestres (Unaudited)
	4Q/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/09	1,240	31	—	(71)	19	—	(136)	—	1,083
Payments (receipt) financial	(152)	(18)	—	(13)	8	—	95	—	(80)
Financial expenses, net (1)	370	72	—	132	(179)	—	(13)	—	382
Monetary variations, net (2)	(6)	—	—	2	—	—	4	—	—

Gains / (losses) unrealized on 12/31/09	1,452	85	—	50	(152)	—	(50)	—	1,385

	3Q/09
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/09	432	19	—	59	—	—	(94)	—	416
Payments (receipt) financial	(55)	(7)	—	(47)	—	—	85	—	(24)
Financial expenses, net (1)	883	23	—	(83)	20	—	(145)	—	698
Monetary variations, net (2)	(20)	(4)	—	—	(1)	—	18	—	(7)

Gains / (losses) unrealized on 09/30/09	1,240	31	—	(71)	19	—	(136)	—	1,083

	3Q/08
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/08	323	(3)	(19)	—	(87)	(75)	73	(4)	208
Payments (receipt) financial	(121)	2	20	—	(59)	(62)	77	1	(142)
Financial expenses, net	(1,518)	(3)	2	—	157	152	(88)	2	(1,296)
Monetary variations, net	(20)	—	(3)	—	(11)	(14)	17	1	(30)

Gains / (losses) unrealized on 12/31/08	(1,336)	(4)	—	—	—	1	79	—	(1,260)

	Accumulated
	2009
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/08	(1,336)	(4)	—	—	—	1	79	—	(1,260)
Payments (receipt) financial	(463)	(18)	—	(69)	8	—	252	—	(290)
Financial expenses, net (1)	3,267	112	—	119	(159)	(1)	(397)	—	2,941
Monetary variations, net (2)	(16)	(5)	—	—	(1)	—	16	—	(6)

Gains / (losses) unrealized on 12/31/09	1,452	85	—	50	(152)	—	(50)	—	1,385

	2008
	Currencies\				Products by
	Interest rates	Bunker Oil and			aluminum
	(libor)	Natural Gas	Gold	Freight	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1,119	(11)	(65)	—	(173)	(332)	74	(43)	569
Payments (receipt) financial	(683)	1	74	—	181	277	91	45	(14)
Financial expenses, net	(1,985)	4	(8)	—	(10)	66	(110)	(3)	(2,046)
Monetary variations, net	213	2	(1)	—	2	(10)	24	1	231

Gains / (losses) unrealized on 12/31/08	(1,336)	(4)	—	—	—	1	79	—	(1,260)

(1)
Comprise amounts related to hedge accounting which does not affect the financial results, as follows: R$(61), R$54 and R$(1) and R$ (2), 4Q09, 3Q09, December 31, 2008 and December 31, 2009, respectively.

These figures were recorded inside shareholders’ equity in the line “unrealized results of market value” net of income tax and in the proportion of our interest, when applicable.

(2)	Include exchange variance reclassification into equity: R$ (4), R$2 and R$ (3), 4Q09, 3Q09 and December 31, 2009, respectively.

	Parent Company
	2009
	Currencies\
	Interest rates
	(libor)	Freight	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/08	(1,079)	—	—	—	(1,079)
Payments (receipt) financial	(371)	(17)	—	—	(388)
Financial expenses, net (*)	2,549	17	—	—	2,566
Monetary variations, net	(1)	—	—	—	(1)

Gains / (losses) unrealized on 12/31/09	1,098	—	—	—	1,098

	2008
	Currencies\
	Interest rates
	(libor)	Freight	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1,064	—	(45)	(2)	1,017
Payments (receipt) financial	(641)	—	52	(32)	(621)
Financial expenses, net	(1,734)	—	(6)	30	(1,710)
Monetary variations, net	232	—	(1)	4	235

Gains / (losses) unrealized on 12/31/08	(1,079)	—	—	—	(1,079)

(*)	It comprises R$37 due hedge accounting which does not affect the results.
The maturities dates of the consolidated financial instruments are as follows:

Currencies\ Interest rates (LIBOR)	December 2019
Aluminum	December 2010
Óleo combustível	December 2010
Frete	December 2010
Nickel	May 2011
6.27- Selling, Administrative, Other Operating Expenses and Results from disposal of Assets

	Consolidated					Parent Company
	Quarter (Unaudited)			Ac cumulated		Accumulated
	4Q/09	3Q /09	3Q/08	2009	2008	2009	2008
Administrative
Personnel	184	143	207	640	747	377	431
Services (consulting, infrastructure and others)	118	96	229	385	528	183	262
Advertising and publicity	105	56	94	236	253	227	244
Depreciation	113	95	70	384	294	295	225
Travel expenses	9	8	16	36	72	15	33
Rents and taxes	26	22	37	86	89	32	32
Community aborigine	5	6	5	20	20	19	18
Others	28	45	118	156	303	54	140
Sales (*)	116	106	940	426	1,312	42	27

Total	704	577	1,716	2,369	3,618	1,244	1,412

(*)	It represents the effects of fluctuations in commodity prices of copper on its receivables, expenses with offices abroad and provision for claims settlement.

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
	4Q/09	3Q /09	3Q/08	2009	2008	2009	2008
Other operating expenses (income), net
Provisions for contingencies	210	6	162	230	(53)	236	(78)
Provision for loss on ICMS credits	108	48	63	259	386	81	213
Provision for profit sharing	143	58	16	320	221	196	113
Fundação Vale do Rio Doce — FVRD	13	42	26	99	81	99	81
Recoverable taxes — PIS and COFINS	(73)	(70)	(70)	(295)	(244)	(295)	(244)
Provision for materials/ inventory	—	—	142	9	407	—	126
Adjustment to net realizable inventory	9	—	334	122	334	—	—
Disconnection	16	29	—	187	—	64	—
Shutdown plant and idle capacity	386	489	—	1,776	—	596	—
Others	184	45	953	555	1,717	(50)	621

Total	996	647	1,626	3,262	2,849	927	832

	Consolidated
	Quarter (Unaudited)			Acumulado
	4Q/09	3Q/09	3Q/08	2009	2008
Sales of assets
Jubilee Mines N.L.	—	—	—	—	139
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	—	—	—	288	—
Companhia Alumina Para	—	—	—	8	—
Ativos florestais	—	110	—	110	—
Hurdbay Minerals Inc	—	12	—	12	—
Ativos de cobre	(65)	—	—	(65)	—
Ativos de alumínio	(147)	—	—	(147)	—
UTE Barcarena	(122)	—	—	(122)	—
Others	4	6	—	9	—

Total	(330)	128	—	93	139

6.28- Concessions, Sub concessions and Leases
(a) Railway Companies
The Company and some Companies of the Group entered with the Brazilian government, through the Transport Ministry, agreements for concession for the exploitation and development of public rail cargo transport services and for lease of the assets designated to provide these services.
The concessions terms by railway are:

Railroad	End of concession period
Vitória-Minas and Carajás (direct) (*)	June 2027
Carajás (direct) (*)	June 2027
Malha Centro-Leste (indirect via FCA)	December 2026
Malha Sudoeste (indirect via MRS)	August 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

(*)	Concessions with no disbursement
The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.
Concessions, sub concessions and leasing from subsidiaries Companies are treated as operating leasing and present the following characteristics:

	FNS			FCA		MRS
1) Total installments		3			112		118
2) Frequency of payment		(*	)	Quarterly		Quarterly
3) Update index	IGP-DI FGV			IGP-DI FGV		IGP-DI FGV
4) Total installment paid		2			47		50
5) Installment current value
Concession	R$	—		R$	2	R$	3
Leasing	R$	—		R$	29	R$	49
Subconcession	R$	496		R$	—	R$	—

(*)	According to the delivery of each part of the railroad
(b) Ports
The Company owns specialized port terminals as follow:

		End of concession
Terminal (*)	Localization	period
Tubarão, Praia Mole and Liquid Bulk Terminal	Vitória — ES	2020
Praia Mole Terminal	Vitória — ES	2020
Sundry Products Terminal	Vitória — ES	2020
Liquid Bulk Terminal	Vitória — ES	2020
Vila Velha Terminal	Vila Velha — ES	2023
Ponta da Madeira Maritime Terminal — Pier I and III	São Luis — MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São Luis — MA	2010
Inácio Barbosa Maritime Terminal	Aracaju — SE	2012
Terminal de Exportação de Minério — Porto de Itaguaí	Rio de Janeiro — RJ	2021
Terminal Marítimo da Ilha Guaíba — TIG — Mangaratiba	Rio de Janeiro — RJ	2018

(*)	Concessions with no disbursement.

(c) Hydroelectric Projects

	Concession	% Participation on
Project	beginning date	energy generation
Amador Aguiar I e II (formely denominated Capim Branco I and II)	2001	48.42
Balambano, Larona and Karebbe	1978, 2000 e 2000	60.80
Engenheiro José Mendes Júnior e Eliezer Batista (formely denominated Funil and Aimorés)	2000	51.00
Estreito	2002	30.00
Igarapava	1998	38.15
Machadinho	2000	8.29
Porto Estrela	1997	33.33
During 2009, the Company leased tree pelletizing plants as part of the Nibrasco, Kobrasco and Itabrasco joint ventures for a period of 30 years, 5 years and 10 years respectively. Considering the main risks and benefits of the leases remain with the joint ventures, the leases were classified as operating leases with a minimum annual cost of around R$ 198.
6.29- Insurance
Operational Risks
The Company has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through an All Risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. Vale tries to harmonize risks in all areas and provide single and uniform treatment, seeking coverage in the domestic and international markets at levels compatible with a Company of its size.
Insurance
In order to mitigate the risks, Vale contracts many types of insurances polices, as operational risks and comprehensive general liability, risks besides life insurance for its employees. The cover insurance of these policies is contracted in accordance with the company Risk Management Policy and is similar to the ones contracted by other mining companies. As one of the management risk instruments Vale has used since 2002 a captive reinsurer that allowed us to contract insurances on a competitive basis as well as direct access to the main international markets of insurance and reinsurance.
The management of insurance policies is realized in Vale with the support of the insurances committees in the operational areas of the Company that are composed by many professionals of these units.
6.30- Profit Sharing Plan
The Company, based on the Profit Sharing Plan (PPR), allows definition, monitoring, assessment and recognition of individual and collective performance of its employees.
The Company’s Profit Sharing for each Employee is calculated individually depending on the achievement of goals previously established by blocks of performance indicators as: Company, Department or Business Unit, Team, individual, and concerning on individual competence. The contribution of each block of the score performance of employees is discussed and agreed each year, between Vale and Unions representing their employees.
The Company accrued expenses / costs for participation in the results as follows:

	Consolidated		Parent Company
	2009	2008	2009	2008
Operational expenses	320	221	196	113
Cost of Products	439	358	439	358

Total	759	579	635	471

6.31- Information by Segment
The information presented to the executive management with respective to performance of each segment is generally derived from the accounting entries, with some reallocations along the segments. We analyze the segment information as follows:
Consolidated Statement of Income by Business Segment
Years ended December 31

In millions of Reais

	2009
	Ferrous	Non-ferrous		Holdings		Corporate
	minerals	minerals	Logistics	Steel	Others	Center	Total
Operating revenues
Sales of ore and metals	30,125	10,353	—	—	—	—	40,478
Transport services	—	—	2,843	—	—	—	2,843
Sales of aluminum-related products	—	4,217	—	—	—	—	4,217
Sales of steel products	—	—	—	546	—	—	546
Other products and services	12	142	—	—	1,574	—	1,728

	30,137	14,712	2,843	546	1,574	—	49,812
Added Value taxes	(650)	(190)	(398)	—	(78)	—	(1,316)

Net operational revenues	29,487	14,522	2,445	546	1,496	—	48,496
Ores and metals	(11,490)	(8,008)	—	—	—	—	(19,498)
Transport services	—	—	(2,040)	—	—	—	(2,040)
Aluminum-related products	—	(4,203)	—	—	—	—	(4,203)
Steel products	—	—	—	(510)	—	—	(510)
Other products and services	(100)	—	—	—	(1,369)	—	(1,469)

Cost of products and services	(11,590)	(12,211)	(2,040)	(510)	(1,369)	—	(27,720)

Gross profit	17,897	2,311	405	36	127	—	20,776
Gross margin	60.7%	15.9%	16.6%	6.6%	8.5%	—	42.8%

Operational expenses
Selling and admnistrative	(1,514)	(503)	(105)	(17)	(230)	—	(2,369)
Administrative	(933)	(632)	(126)	—	(273)	—	(1,964)
Other operating expenses	(1,556)	(1,692)	40	(56)	2	—	(3,262)

	(4,003)	(2,827)	(191)	(73)	(501)	—	(7,595)

Profit before financial results, results of equity investments and imparment	13,894	(516)	214	(37)	(374)	—	13,181

Impairment	—	—	—	—	—	—	—

Operating profit (loss) before financial results and result of equity investments	13,894	(516)	214	(37)	(374)	—	13,181

Results of equity investments	(10)	1	4	17	111	(7)	116
Financial result	—	—	—	—	—	1,952	1,952

Operating profit (loss)	13,884	(515)	218	(20)	(263)	1,945	15,249
Profit on sale of investment	302	(61)	—	(148)	—	—	93

Income (loss) before income tax and social contribution	14,186	(576)	218	(168)	(263)	1,945	15,342
Income tax and social contribution	(5,642)	850	(134)	21	(20)	—	(4,925)

Income (loss) before minority interests	8,544	274	84	(147)	(283)	1,945	10,417
Minority interest	(9)	(148)	—	—	(11)	—	(168)

Income (loss) for the year	8,535	126	84	(147)	(294)	1,945	10,249

Consolidated Statement of Income by Business Segment
Years ended December 31

In millions of Reais

	2008
	Ferrous	Non-ferrous		Holdings		Corporate
	minerals	minerals	Logistics	Steel	Others	Center	Total
Operating revenues
Sales of ore and metals	43,569	16,323	—	—	—	—	59,892
Transport services	—	—	3,666	—	—	—	3,666
Sales of aluminum-related products	—	5,843	—	—	—	—	5,843
Sales of steel products	—	—	—	1,348	—	—	1,348
Other products and services	345	311	—	—	1,361	—	2,017

	43,914	22,477	3,666	1,348	1,361	—	72,766
Added Value taxes	(1,272)	(270)	(613)	—	(70)	—	(2,225)

Net operational revenues	42,642	22,207	3,053	1,348	1,291	—	70,541
Ores and metals	(13,255)	(10,549)	—	—	—	—	(23,804)
Transport services	—	—	(2,215)	—	—	—	(2,215)
Aluminum-related products	—	(3,873)	—	—	—	—	(3,873)
Steel products	—	—	—	(1,177)	—	—	(1,177)
Other products and services	(448)	—	—	—	(639)	—	(1,087)

Cost of products and services	(13,703)	(14,422)	(2,215)	(1,177)	(639)	—	(32,156)

Gross profit	28,939	7,785	838	171	652	—	38,385
Gross margin	67.9%	35.1%	27.4%	12.7%	50.5%	—	54.4%
Operational expenses
Selling and admnistrative	(1,784)	(1,471)	(111)	(29)	(223)	—	(3,618)
Administrative	(677)	(704)	(180)	—	(510)	—	(2,071)
Other operating expenses	(2,457)	(127)	(64)	(153)	(48)	—	(2,849)

	(4,918)	(2,302)	(355)	(182)	(781)	—	(8,538)

Profit before financial results, results of equity investments and imparment	24,021	5,483	483	(11)	(129)	—	29,847
Operating profit (loss) before financial results and result of equity investments	—	(2,447)	—	—	—	—	(2,447)

Operating profit (loss) before financial results and result of equity investments	24,021	3,036	483	(11)	(129)	—	27,400

Results of equity investments	(557)	(1,117)	37	33	265	14	(1,325)
Financial result	—	—	—	—	—	(3,838)	(3,838)

Operating profit (loss)	23,464	1,919	520	22	136	(3,824)	22,237
Profit on sale of investment	—	139	—	—	—	—	139

Income (loss) before income tax and social contribution	23,464	2,058	520	22	136	(3,824)	22,376
Income tax and social contribution	622	(1,092)	(147)	10	(58)	—	(665)

Income (loss) before minority interests	24,086	966	373	32	78	(3,824)	21,711
Minority interest	(31)	(430)	—	—	29	—	(432)

Income (loss) for the year	24,055	536	373	32	107	(3,824)	21,279
The financial statements by business area are structured in accordance with the following segments: Ferrous minerals, Non-ferrous minerals, Logistics, Steel, Corporate and other participation.
•
Ferrous — comprise iron ore mining and pellet production, as well as our Brazilian Northern and Southern transportation systems, including railways, ports and terminals as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

•
Non-ferrous minerals — comprise the production of non-ferrous minerals, including aluminum trading activities, alumina refining, investments in joint-ventures and affiliates engaged in bauxite, potash, kaolin, copper, and nickel (co-products and by-products).

•	Logistics — comprise our cargo transportation systems for third-parties divided into railway, port and ships transportation services.

•	Participation — it is divided into the following segments:
•	Steel — comprises the investments in steel companies.

•	Others — comprise the investments in joint ventures and affiliates engaged in other businesses.

6.32- Social Report (unaudited)
The social report presents the social indicators, environmental, the functional quantitative and relevant information about the exercise of business citizenship and was prepared in accordance with the resolution of Federal Accounting Board of Brazil “CFC”, no. 1003. The information presented was obtained from the auxiliary records and some management information of the Company direct and indirect subsidiaries and jointly controlled companies.

	Consolidated (to review)		Parent Company (to review)
	2009	2008	2009	2008
Basis of calculation
Gross revenue	49,812	72,766	27,285	34,445
Operating income before financial results and equity results	13,181	27,400	9,296	13,920
Gross payroll	2,549	4,422	2,127	1,768

		% of			% of			% of			% of
			Operating			Operating			Operating			Operating
	Amount	Payroll	income	Amount	Payroll	income	Amount	Payroll	income	Amount	Payroll	income
Labor indicators
Nutrition	295	12%	2%	307	7%	1%	251	12%	3%	253	14%	2%
Compulsory payroll charges	792	31%	6%	892	20%	3%	634	30%	7%	608	34%	4%
Transportation	159	6%	1%	152	3%	1%	136	6%	1%	123	7%	1%
Pension Plan	208	8%	2%	431	10%	2%	106	5%	1%	134	8%	1%
Health	339	13%	3%	297	7%	1%	226	11%	2%	189	9%	1%
Education	105	4%	1%	174	4%	1%	85	4%	1%	130	7%	1%
Nursery	3	—	—	2	—	—	3	—	—	2	—	—
Employee profit sharing plan	868	34%	7%	548	12%	2%	635	30%	7%	471	27%	3%
Others	86	3%	1%	124	3%	—	68	3%	1%	95	5%	1%

Total — Labor indicators	2,855	112%	22%	2,927	66%	11%	2,144	101%	23%	2,005	113%	14%

		% of			% of			% of			% of
		Operating	Net operating		Operating	Net operating		Operating	Net operating		Operating	Net operating
	Amount	income	revenue	Amount	income	revenue	Amount	income	revenue	Amount	income	revenue
Social Indicators
Taxes (excluding payroll charges)	5,810	44%	12%	5,274	19%	7%	6,336	68%	23%	3,761	27%	11%
Taxes paid recover	(571)	-4%	-1%	(1,955)	-7%	-3%	(532)	-6%	-2%	(1,672)	-12%	-5%
Citizenship investments	—	—	—	409	1%	1%	—	—	—	356	3%	1%
Social actions and projects	370	3%	1%	390	1%	1%	366	4%	1%	337	2%	1%
Culture	100	1%	—	102	—	—	97	1%	—	67	—	—
Native community	19	—	—	19	—	—	19	—	—	19	—	—
Environmental investments	1,397	11%	3%	808	3%	1%	1,156	12%	4%	678	5%	2%

Total -Social Indicators	7,207	55%	14%	6,491	24%	9%	7,492	81%	27%	4,795	34%	14%

Workforce Indicators
Number of employees at the end of the period			60,036			62,490			40,101			39,525
Number of admittances during the period			2,633			7,673			1,805			6,133

Social and environmental projects developed by the company		directors	(X)	directors and managers	(X)	all of employees
are defined by:
Occupational health and safety standards were defined by:	(X)	directors and managers		all of employees		all + CIPA
Concerning Unions and the right to negotiate collectively and have internal representation of the employees, the company:		is not involved in		follows the standards of ILO	(X)	encourezes and follows the ILO
The pension plan system covers:	(X)	directors	(X)	directors and managers	(X)	all of employees
Profits sharing covers:	(X)	directors	(X)	directors and managers	(X)	all of employees
On selecting suppliers, the same ethical standards of social		are not considered		are recomended	(X)	are required
and environmental responsibility adopted by the company:
Concerning the participation of employees in voluntary work programs, the company:		is not involved in	(X)	support	(X)	organizes and encoureges

Social responsibility criteria for suppliers selection
In addition to technical and economic aspects, the Company considers the legal, environmental and health and safety aspects in the selection of its suppliers. From the legal point of view is required regular situation in tax matters and in labor and social security. The environmental aspect is verified by documents evidencing the good standing of suppliers operations together with the competent agencies, as well as evidences of policies of environmental preservation implementation. The commitment to health and safety is assessed by a questionnaire measuring the practice of preventive policies. It also considered the importance of the performance of the supplier in their region of origin. Besides hiring suppliers taking into account the above criteria, the Company also implements the Program for Suppliers Development “PDF”. By fostering the development of suppliers, the “PDF” unfolds in benefits also for the community and businesses in the region, supporting their socioeconomic development. Vale also participates in partnership with the federations of industries, government agencies and other entities, of regional supplier development. To strengthen relationships with our small and medium regional suppliers, through training and tools to promote doing business with local suppliers, promoting business growth, generate employment and income, contributing to sustainable development in the areas we serve, Vale deployed the “Programa Inove”.
Investments in corporate social responsibility reached US$ 796 million in 2009, of which US$ 580 designated for environmental protection and US$ 216 for social projects.
In line with strategic priorities, investments in corporate social responsibility for 2010 are budgeted at US$ 999 million, of which US$ 829 million will be invested in protection and preservation of the environment and US$ 170 million in social projects. Resources are invested in actions of education, culture, income generation, sponsorship, donations and encouragement to the strengthening of social capital. Vale social programs already benefit about 3 million people.
6.33- Subsequent events
In January 2010, Vale entered into a purchase with Bunge SA and Bunge Brazil Holdings BV to acquire 100% of the outstanding shares of Bunge Participações e Investimentos S.A. (BPI), a company with assets in Brazil and investment in Fertifos Participações SA (Fertifos), which holds 42.3% of the Capital Stock of Fertilizantes Fosfatados S.A. — Fosfertil (Fosfertil) of US$ 3,8 billion to be paid in cash. The transaction is subject to usual precedent conditions, as some approvals from government agencies. Additionally, as part of this acquisition, we entered into a put-call-option contract to acquire additional shares issued by Fertifos Participações SA (Fertifos) with Fertilizantes Heringer S.A. (exercise price US$ 2,4), Fertilizantes do Parana Ltda. — Fertipar (exercise price US$ 39,5) and Yara Brazil Fertilizers SA (exercise price US$ 785,1). These agreements grant us the right to buy 16.3% of Fosfértil ownership and are also subject to some conditions among which the effective acquisition of the fertilizer business of Bunge in Brazil.
In January we redeemed all outstanding export receivable securitization notes issued in September 200 and July 2003. The redeemed notes with maturities in 2010 and 2013 have their principal and annual interest rates, US$ 28 (8,9%), US$ 122 (4,4%), respectively. Total US$ 150.
In January, the Company entered into through our wholly owned subsidiary, Valesul Alumínio S.A. (Valesul) agreement to sell its aluminum assets, located in Rio de Janeiro, for Alumínio Nordeste S.A., a subsidiary of Metal group, for US$ 31, 2 million.

7- REPORT OF THE INDEPENDANT ACOUNTANTS

PricewaterhouseCoopers
Rua da Candelána. 85- 11°. 14°. 15° e 16°
Cjs. 1302 a 1304
20091-020-Rio de Janeiro — RJ — Brasil
Caixa Postal 949
(A free translation of the original in Portuguese)	Telefone (21) 3232-6112
Fax (21) 2516-6319
pwc.com/br
Report of Independent Auditors
To the Board of Directors and Stockholders
Vale S.A.
1
We have audited the accompanying balance sheet of Vale S.A. (the “Company”) and the consolidated balance sheet of Vale S.A. and its subsidiaries as of December 31, 2009, and the related statements of income, of changes in stockholders’ equity and of cash flows of Vale S.A., as well as the related consolidated statements of income, of cash flows and of added value for the year then ended, prepared under the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Vale S.A. and of Vale S.A. and its subsidiaries at December 31, 2009, and the results of operations, the changes in stockholders’ equity, the cash flows and added value of the Company’s operations for the year then ended, as well as the consolidated results of operations consolidated cash flows and consolidated added value for the year then ended, in accordance with accounting practices adopted in Brazil.

4
The audit of the financial statements for the year ended December 31, 2008, presented for comparative purposes, was conducted by other independent auditors who issued opinion thereon dated February 19, 2009 including a division of responsability paragraph regarding the audit of the financial statements of certain investees of Vale S.A.

Rio de Janeiro. February 10, 2010

PricewaterhouseCoopers	Marcos Donizete Panassol
Auditores Independentes	Contador CRC 1SP 155975/O-8 “S” RJ
CRC 2SP000160/O-5 “F” RJ

8-	Opinion Of The Fiscal Council On The Annual Report And Financial Statements Of Vale S.A. on December 31, 2009
The Fiscal Council of Vale S.A, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet Statement of Income, Statement of Changes in Financial Position, Statement of Changes in Stockholders’ Equity and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2009, and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance of applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 10, 2010

Marcelo Amaral Moraes	Antonio José de Figueiredo Ferreira
Chairman

Anibal Moreira dos Santos	Marcus Pereira Aucélio

9- Opinion Of The Board Of Directors On The Annual Report And Financial Statements On December 31, 2009
The Board of Directors of Vale S.A., after examining the Annual Report, Balance Sheet and other Financial Statements of the Company related to the fiscal year ended December 31, 2009, unanimously approved mentioned proposal.
In view of this, the Board is of the opinion that the above mentioned documents should be approved at the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 10, 2010

Renato da Cruz Gomes	Jorge Luiz Pacheco
Member	Member

Sandro Kohler Marcondes	José Ricardo Sasseron
Member	Member

João Batista Cavaglieri	Paulo Sérgio Moreira da Fonseca
Member	Member

Oscar Augusto de Camargo Filho	Hidehiro Takahashi
Member	Member

Francisco Augusto da Costa e Silva
Member

10- ANNEX I — STATEMENT OF INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED COMPANIES

	in thousands of reais
			Accounting Information — (unaudited)
	Participation (%)		Assets
				Non-current
					Investments,	Liabilities and stockholders ´ equity
					property plant		Non-current		Statement of income
					and equipment		Não Circulante e	Adjusted		Cost of	Operating	Income tax
					and deferred		Participações de	stockholders'		products and	income	and Social	Adjusted net
Period ended december 31, 2009	Total	Voting	Circulante	Non-current	charges	Current	minoritários	equity	Net revenues	services	(expenses)	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	447,428	1,597,007	1,043,024	634,286	417,367	2,035,807	1,412,446	(1,428,986)	100,437	69,785	153,682
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	642,852	367,375	5,280,512	278,916	1,454,623	4,557,200	2,751,968	(2,717,179)	333,566	(125,120)	243,235
Brasilux S.A.	100.00	100.00	13,413	18,525	—	3,250	—	28,686	—	—	(8,950)	(177)	(9,127)
Cadam S.A	61.48	100.00	118,359	85,046	82,437	29,008	28,149	228,684	154,423	(129,138)	(49,659)	138	(24,236)
Companhia Paulista de Ferro Ligas	100.00	100.00	152,842	109,511	1,366	146,981	90,579	26,159	—	—	36,299	(3,409)	32,890
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	203,617	12,058	199,962	67,296	1,485	346,857	338,463	(111,176)	173	(72,310)	155,150
CVRD Overseas Ltd.	100.00	100.00	930,200	—	1,185,500	1,407,903	34,946	672,852	3,253,555	(2,593,709)	(597,548)	—	62,298
Docepar S.A.	100.00	100.00	47,301	122,376	257	63,800	103,948	2,187	—	—	3,644	—	3,648
Ferrovia Centro — Atlântica S.A.	100.00	100.00	249,979	130,512	1,724,366	181,035	1,990,696	(66,875)	678,608	(662,279)	(11,768)	(79)	4,482
Ferrovia Norte-Sul S.A.	100.00	100.00	53,498	1,487	1,752,208	515,368	—	1,291,825	73,808	(41,120)	(13,883)	(4,257)	14,548
Florestas Rio Doce S.A.	99.90	100.00	9,958	16,677	3,474	5,243	10,696	14,170	—	—	(6,930)	60	(6,870)
Green Minerals Resources Inc	100.00	100.00	59,190	—	2,897,356	21,645	967,247	1,967,654	—	—	(6,742)	—	(6,742)
Mineração Corumbá Reunidas S.A.	100.00	100.00	284,158	—	1,713,214	34,664	536,637	1,426,071	41,446	(70,368)	6,320	(5,265)	(27,867)
Mineração Tacumã Ltda.	100.00	100.00	239	—	1,722,966	19,329	1,787,810	(83,933)	—	—	3,196	—	3,196
Minerações Brasileiras Reunidas S.A. — MBR (a)	92.99	92.99	186,267	207,666	5,890,800	837,225	1,189,621	4,257,887	11,297	(295,667)	(61,765)	20,886	(325,249)
Para Pigmentos S.A	86.17	85.57	71,848	67,446	(33,257)	55,363	107,298	(56,623)	134,340	(104,146)	(62,185)	(10,710)	(42,702)
Rio Doce Manganése Norway AS	100.00	100.00	147,610	—	51,436	70,208	2,773	126,066	198,204	(170,008)	(89,213)	—	(61,017)
Salobo Metais S.A.	100.00	100.00	421,603	—	1,955,375	50,079	1,409,846	917,053	—	—	(60,523)	—	(60,523)
Urucum Mineração S.A.	100.00	100.00	176,151	12,944	57,389	51,169	126,482	68,834	125,019	(61,667)	(47,205)	(7,887)	8,260
Vale Manganês S.A.	100.00	100.00	808,357	176,122	367,442	345,370	317,711	688,839	690,674	(422,633)	(63,790)	(9,771)	194,481
Vale Austrália Pty Ltd.	100.00	100.00	503,306	357,145	2,353,778	293,889	1,847,046	1,073,291	877,725	(738,600)	(386,612)	(383)	(247,871)
Vale Colômbia Ltd	100.00	100.00	13,432	—	908,036	13,413	213,495	694,560	—	—	—	—	—
Vale Inco	100.00	100.00	5,674,287	372,673	45,096,881	2,519,903	37,697,399	10,926,536	8,010,581	(6,518,327)	(3,400,236)	1,039,349	(868,633)
Vale International S.A.	100.00	100.00	27,232,346	53,131,961	41,829,289	10,074,368	45,445,105	66,674,120	25,221,748	(21,541,990)	(7,008,888)	(18,664)	(3,347,794)
Vale Manganese France	100.00	100.00	193,463	155	97,901	91,019	8,888	191,613	216,764	(228,807)	(35,260)	1,045	(46,258)
Vale Overseas Ltd.	100.00	100.00	260,273	13,540,278	—	260,275	13,540,278	—	—	—	—	—	—
Valesul Alumínio S.A (a)	100.00	100.00	159,717	111,541	409,884	61,615	63,448	556,079	246,643	(225,486)	(171,541)	50,216	(100,167)

Jointly-controlled companies
Baovale Mineração S.A.	50.00	100.00	32,683	26	54,510	4,776	—	82,443	35,003	(4,626)	(23,228)	(3,954)	3,195
California Steel Industries, Inc.	50.00	50.00	504,574	34,208	479,224	102,308	394,025	521,672	1,092,305	(1,020,476)	(162,356)	42,257	(48,270)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	127,574	28,629	244,315	30,534	69,395	300,589	66,018	(12,280)	35,942	(43,891)	45,789
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	184,398	88,719	129,653	69,690	47,160	285,920	139,756	(149,042)	(58,076)	20,189	(47,173)
Companhia ¥talo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	133,210	55,269	201,415	18,506	59,056	312,333	45,605	(13,583)	23,832	(11,101)	44,753
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	133,222	64,621	378,420	15,509	60,668	500,085	86,549	(32,782)	(35,527)	(21,834)	(3,594)
Minas da Serra Geral S.A. — MSG	50.00	50.00	49,457	24,951	51,443	1,587	22,403	101,861	17,922	(9,665)	(510)	(1,661)	6,086
Mineração Rio do Norte S.A.	40.00	40.00	142,711	404,311	883,964	509,351	281,275	640,360	810,916	(519,700)	(114,155)	(130,742)	46,319
MRS Logística S.A. (a)	41.50	37.86	1,052,716	755,180	2,889,351	998,710	1,739,655	1,958,882	2,253,416	(1,217,868)	(81,119)	(311,312)	643,116
Samarco Mineração S.A.	50.00	50.00	1,001,440	390,329	3,575,111	1,151,917	2,010,557	1,804,406	2,748,884	(1,333,244)	63,981	(299,923)	1,179,698
Teal Minerals	50.00	50.00	150,541	—	756,611	233,836	222,491	450,825	—	—	—	—	—
Comments:

a)	Includes direct and indirect ownership.

Additional information of the main operational investee companies is available on the Vale website. www.vale.com — Menu: “Investors”.

B - Additional Information
11 - Cash Generation (Unaudited)
Consolidated operating cash generation measured by EBITDA (earnings before financial results, equity in subsidiaries, income taxes, depreciation, amortization and depletion, increased by dividends received) was R$18,649 as of December 31,2009 against R$35,022 as of December 31, 2008, representing a decrease of 46,8%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the reporting periods and, therefore, should not be considered as an alternative measure to net income (loss), as an indicator of operating performance or as an alternative to cash flow as a liquidity source.
Vale definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA — Consolidated

	Quarter (Unaudited)			Acumulado
	4Q/09	3Q/09	3Q/08	2009	2008
Operating profit — EBIT	2,260	4,583	5,212	13,181	27,400
Depreciation / amortization of goodwill	1,449	1,448	1,322	5,447	5,112
Impairment	—	—	—	—	2,447

	3,709	6,031	6,534	18,628	34,959
Dividends received	—	—	25	21	63

EBITDA	3,709	6,031	6,559	18,649	35,022

Depreciation / amortization of goodwill	(1,449)	(1,448)	(1,322)	(5,447)	(5,112)
Dividends received	—	—	(25)	(21)	(63)
Impairment	—	—	(2,447)	—	(2,447)
Equity Results	22	30	(410)	116	(1,325)
Gain (loss) on disposal of assets	(330)	129	—	93	139
Financial results, net	(460)	199	(2,343)	1,952	(3,838)
Income tax and social contribution	1,206	(1,840)	2,465	(4,925)	(665)
Minority interests	(69)	(98)	(36)	(168)	(432)

Net income	2,629	3,003	2,441	10,249	21,279

Consolidated EBITDA by segment

	EBITDA
	Quarter (Unaudited)			Acumulado
Segments	4Q/09	3Q/09	3Q/08	2009	2008
Ferrous minerals	3,279	4,879	5,712	16,207	25,067
Non-ferrous minerals	225	811	340	2,018	8,485
Logistics	180	349	529	930	1,491
Steel	9	14	(157)	(7)	18
Others	16	(22)	135	(499)	(39)

	3,709	6,031	6,559	18,649	35,022

12- Board Of Directors, Fiscal Council, Advisory Committees And Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Antônio José de Figueiredo Ferreira
Marcus Pereira Aucélio

Eduardo Fernando Jardim Pinto
Francisco Augusto da Costa e Silva	Alternate
Jorge Luiz Pacheco	Cícero da Silva
José Ricardo Sasseron	Oswaldo Mário Pêgo de Amorim Azevedo
Ken Abe
Luciano Galvão Coutinho
Oscar Augusto de Camargo Filho	Executive Officers
Renato da Cruz Gomes
Sandro Kohler Marcondes	Roger Agnelli
Chief Executive Officer

Alternate
Deli Soares Pereira	Carla Grasso
Hajime Tonoki	Executive Officer for Human Resources and
João Moisés de Oliveira	Corporate Services
Luiz Augusto Ckless Silva
Luiz Carlos de Freitas	Eduardo de Salles Bartolomeo
Luiz Felix Freitas	Executive Officer for Logistics, Project
Paulo Sérgio Moreira da Fonseca	Management and Sustainability
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles	Fabio de Oliveira Barbosa
Wanderlei Viçoso Fagundes	Chief Financial Officer and Investor Relations

Advisory Committees of the Board of Directors	José Carlos Martins
Executive Officer for Ferrous Minerals

Controlling Committee

Luiz Carlos de Freitas	Tito Botelho Martins
Paulo Ricardo Ultra Soares	Executive Officer for Non Ferrous
Paulo Roberto Ferreira de Medeiros

Executive Development Committee

João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho

Strategic Committee

Roger Agnelli
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Marcus Vinícius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Fabio de Oliveira Barbosa
Luiz Maurício Leuzinger	Chief Accountant
Ricardo Ferraz Torres	Vera Lúcia de Almeida Pereira Elias
Wanderlei Viçoso Fagundes	CRC-RJ — 043059/O-8

Governance and Sustainability Committee

Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: March 25, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations